UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Xplore Technologies Corp.

(Name of Subject Company)

Xplore Technologies Corp.

(Names of Persons Filing Statement)

Common Stock, par value $.001 per share

(Title of Class of Securities)

983950700

(CUSIP Number of Class of Securities)

Tom Wilkinson

Xplore Technologies Corp.

8601 RR 2222 Building II, Suite 100

Austin, TX 78730

(512) 336-7797

Copy to:

John Hempill

Sheppard, Mullin, Richter & Hampton LLP

30 Rockefeller Plaza

New York, NY 10112

(212) 634-3073

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of Filing Persons)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information

The name of the subject company is Xplore Technologies Corp., a Delaware corporation (the “Company” or “Xplore”). The Company’s principal executive offices are located at 8601 RR 2222, Building II, Suite 100, Austin, Texas 78730 and its telephone number at that address is (512) 336-7797.

The class of equity securities to which this Schedule 14D-9 (this “Schedule”) relates is the Company’s common stock, par value $.001 per share (the “Shares”).

As of July 13, 2018, there were (i) 11,925,620 Shares issued and outstanding, (ii) zero Shares held by the Company in its treasury, (iii) no shares of the Company’s preferred stock were outstanding, (iv) 1,480,685 Shares issuable upon exercise of Company stock options and (vi) 177,500 Shares underlying the Company’s restricted stock units.

Item 2.	Identity and Background of Filing Person

This Schedule is being filed by the Company. The Company’s name, business address and business telephone number are set forth in Item 1 above. The Company is the subject company of the offer described below.

This Schedule relates to the tender offer by Zebra Technologies Corporation, a Delaware corporation (“Parent”), and Wolfdancer Acquisition Corp., a Delaware corporation (“Purchaser”), as disclosed in a Tender Offer Statement on Schedule TO filed by Parent and Purchaser (together with the exhibits thereto, as it or they may be amended or supplemented from time to time, the “Schedule TO”) with the United States Securities and Exchange Commission (the “SEC”) on July 17, 2018, to purchase all of the outstanding Shares at a purchase price of $6.00 per share (the “Offer Price”), on the terms and subject to the conditions set forth in the Offer to Purchase, dated July 17, 2018 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal” and collectively with the Offer to Purchase, the “Offer”). Copies of the Offer to Purchase and the related Letter of Transmittal are filed as Exhibits (a)(1)(B) and (a)(1)(C) hereto, respectively.

The Offer is being made pursuant to the Agreement and Plan of Merger (as may be amended from time to time, the “Merger Agreement”), dated as of July 5, 2018 by and among the Company, Parent and Purchaser. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, including the Minimum Condition (as defined in the Merger Agreement), Purchaser will accept the Shares for Parent in the Offer and Purchaser will merge with and into the Company upon the terms and subject to the conditions set forth in the Merger Agreement, with the Company continuing as the surviving corporation (the “Surviving Corporation”) and becoming a wholly-owned subsidiary of Parent (the “Merger”).

The Merger Agreement provides that the Merger will be effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), which permits completion of the Merger upon the acquisition by Purchaser in the Offer of at least such percentage of the stock of the Company as would be required to adopt the Merger Agreement at a meeting of stockholders, which in the case of the Company is one Share more than 50% of the number of Shares that are then issued and outstanding. If the Merger is effected pursuant to Section 251(h) of the DGCL, no vote of the stockholders of the Company will be required to consummate the Merger.

The foregoing summary is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal. As set forth in the Schedule TO, the principal office for each of Parent and Purchaser is located at 3 Overlook Point, Lincolnshire, Illinois 60069 and the telephone number for each of Parent and Purchaser is (847) 634-6700. Upon filing this Schedule with the SEC, the Company will make this Schedule publicly available on its website at www.xploretech.com (which website is not incorporated herein by reference).

The foregoing and below summaries of the Merger Agreement are qualified in their entirety by reference to the full text of the Merger Agreement, a copy of which is filed as an Exhibit to the Company’s Current Report on Form 8-K filed with the SEC on July 5, 2018 (the “Company Form 8-K”) and is incorporated herein by reference. Capitalized terms used but not defined herein shall have the respective meanings given to them in the Merger Agreement.

For the reasons described in more detail below, the board of directors of the Company (the “Company Board” or the “Board”) unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Arrangements among the Company, Parent and its Affiliates

On July 5, 2018, the Company announced that it entered into the Merger Agreement, providing for the acquisition of the Company via a tender offer by Parent and Purchaser.

The Merger Agreement

The following is a summary of certain provisions of the Merger Agreement and certain other agreements entered into in connection with the Merger Agreement. This summary of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as an Exhibit to the Company’s Current Report on Form 8-K dated July 5, 2018 and is incorporated herein by reference. Capitalized terms used but not defined herein shall have the respective meanings given to them in the Merger Agreement. Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer as promptly as practicable, but in no event later than 10 business days, after the date of the Merger Agreement. Subject to the satisfaction of the Minimum Condition and the other conditions that are described in the Offer to Purchase, Purchaser will, and Parent will cause Purchaser to, irrevocably accept for purchase (the time of such acceptance, the “Offer Acceptance Time”) and thereafter pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer as soon as practicable after the Expiration Time and, in any event, no later than three business days after the Offer Acceptance Time. If the Offer is consummated, each Xplore stockholder will receive $6.00 for each Share validly tendered and not properly withdrawn by such stockholder prior to the Expiration Time, without interest thereon and subject to deduction for any withholding taxes. The Offer is initially scheduled to expire at 12:00 a.m. midnight, New York City time, at the end of the day on August 13, 2018, but may be extended and re-extended as described below.

Purchaser has reserved the right (but is not obligated) at any time, and from time to time, in its sole discretion to waive any condition to the Offer or modify the terms of the Offer, except that, without the prior written consent of Xplore, Purchaser may not (i) decrease the Offer Price; (ii) change the form of consideration payable in the Offer; (iii) decrease the maximum number of Shares sought to be purchased in the Offer, (iv) impose any conditions to the Offer other than the Offer Conditions, (v) amend, modify or supplement any of the Offer Conditions (a) in a manner that adversely affects the holders of Shares or that makes such Offer Condition more difficult to satisfy or (b) in any other circumstance, without the consent of the Company, not to be unreasonably withheld, delayed or conditioned, (vi) amend, modify or waive the Minimum Condition, (vii) extend the Offer except as expressly permitted by the Merger Agreement, (viii) provide for any “subsequent offering period” or (ix) otherwise amend, modify or supplement any of the other terms of the Offer in any manner adverse to the holders of Shares.

Extensions of the Offer. The Merger Agreement provides that, subject to the parties’ respective rights to terminate the Merger Agreement, Purchaser is required to extend the Offer beyond its then-scheduled Expiration Time (i) for any period required by any applicable law, regulation, interpretation or position of the SEC or its staff or Nasdaq or its staff or (ii) for up to two consecutive periods of five days (or other period agreed to by the parties) if any condition to the Offer has not been satisfied as of the then-scheduled Expiration Time. In the event that any condition to the Offer has not been satisfied, however, Purchaser will not be required to extend the Offer beyond January 4, 2019 unless the failure to satisfy such condition was principally caused by a breach by Parent or Purchaser of any of their representations and warranties set forth in the Merger Agreement or their failure to perform any of their obligations under the Merger Agreement.

Termination of the Offer. The Merger Agreement provides that Purchaser may not terminate the Offer prior to the Expiration Time unless the Merger Agreement is terminated pursuant to its terms. In the event that the Merger Agreement is terminated pursuant to its terms, Purchaser will (and Parent will cause Purchaser to) promptly (and in any event within 24 hours of such termination), irrevocably and unconditionally terminate the Offer and cause any depositary acting on its behalf to promptly return, in accordance with applicable law, all tendered Shares to the registered holders thereof.

The Merger. The Merger Agreement provides that the Closing will take place on a date to be specified by the parties no later than the third business day after the Acceptance Time, unless the parties otherwise agree in writing. The Merger will be effected under Section 251(h) of the DGCL.

At the Effective Time, Purchaser will be merged with and into Xplore, with Xplore continuing as the Surviving Corporation. All the rights, privileges, powers and franchises of Xplore and Purchaser will vest in the Surviving Corporation, and all debts, liabilities, and duties of Xplore and Purchaser will become debts, liabilities, obligations and duties of the Surviving Corporation.

The respective obligations of Parent, Purchaser and Xplore to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable law) at or prior to the Effective Time, of each of the following conditions:

•	Purchaser has irrevocably accepted for purchase all of the Shares validly tendered and not properly withdrawn pursuant to the Offer; provided, however, that neither Parent nor Purchaser will be entitled to assert the failure of this condition if Purchaser fails to purchase any Shares validly tendered and not properly withdrawn pursuant to the Offer in violation of the Merger Agreement; and

•	No Judgment enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority or any applicable Law is in effect enjoining or otherwise prohibiting consummation of the Merger.

Effect on Capital Stock. At the Effective Time:

•

Each Share outstanding immediately prior to the Effective Time (other than (i) Canceled Shares (as defined below), and (ii) Shares as to which the holder thereof has properly demanded and not otherwise lost appraisal rights in accordance with Section 262 of the DGCL (“Dissenting Shares”)) will be converted into the right to receive cash in an amount equal to the Offer Price, upon surrender of the certificate representing such Share (or, in the case of a lost, stolen or destroyed certificate, upon delivery of an appropriate affidavit and/or indemnity if required by Parent) or non-certificated Share represented by book-entry, in each case in the manner provided in the Merger Agreement;

•	Each Share owned by Xplore as treasury stock immediately prior to the Effective Time, each Share owned by Parent, Purchaser or any subsidiary of Parent at the commencement of the Offer and that is owned immediately prior to the Effective Time, and each Share irrevocably accepted for purchase by Purchaser in the Offer (collectively, the “Canceled Shares”) will be canceled and will cease to exist, and no consideration will be paid in exchange therefor; and

•	Each share of common stock of Purchaser outstanding immediately prior to the Effective Time will be converted into one share of common stock of the Surviving Corporation.

Treatment of Options. Neither Parent nor Purchaser will assume any Company Options in connection with the Offer, the Merger or any other transactions contemplated by the Merger Agreement. At the Effective Time, each outstanding Company Option, whether vested or unvested, will be canceled and surrendered to Xplore and its holder will become entitled to receive solely, in full satisfaction of the rights of such holder with respect to such Company Option, a lump-sum cash payment equal to the product of (i) the number of Shares for which such Company Option has not been exercised (assuming the full achievement of any applicable performance conditions) and (ii) the excess, if any, of the Offer Price over the exercise price per share of such Company Option. However, if the exercise price per share of any Company Option is equal to or greater than the Offer Price, such Company Option will be canceled and terminated without any payment of any consideration.

Treatment of Company RSUs. Neither Parent nor Purchaser will assume any Company RSU in connection with the Offer, the Merger or any other transactions contemplated by the Merger Agreement. At the Effective Time, each outstanding Company RSU, whether vested or unvested, will be canceled and surrendered to Xplore and its holder will become entitled to receive solely, in full satisfaction of the rights of such holder with respect to such Company RSU, a lump-sum cash payment equal to the product of (i) the number of Shares subject to such Company RSU immediately prior to the Effective Time and (ii) the Offer Price.

Adjustments to the Offer Price. The Merger Agreement provides that if, during the period commencing on the date of the Merger Agreement and ending at the Effective Time, any change in the outstanding shares of capital stock of Xplore occurs by reason of any reclassification, stock split (including a reverse stock split), combination, exchange, readjustment, stock dividend, stock distribution or any similar event, then the Offer Price will be appropriately adjusted.

Certificate of Incorporation and Bylaws. The Merger Agreement provides that: (i) the certificate of incorporation of Xplore will be amended and restated as of the Effective Time to read in its entirety as set forth in Exhibit B to the Merger Agreement, which is substantially similar to Purchaser’s certificate of incorporation, and as so amended and restated, will be the certificate of incorporation of the Surviving Corporation, and (ii) the bylaws of Purchaser, as in effect immediately prior to the Effective Time, will be amended and restated as of the effective time to read in its entirety as set forth in Exhibit C to the Merger Agreement, and will be the bylaws of the Surviving Corporation.

Board of Directors and Officers at the Effective Time. The Merger Agreement provides that the directors of Purchaser serving in such capacity immediately prior to the Effective Time will be the directors of the Surviving Corporation and the officers of Purchaser serving in such capacity immediately prior to the Effective Time will be the officers of the Surviving Corporation, in each case until their respective successors have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and bylaws.

Representations and Warranties. The Merger Agreement contains representations and warranties made by Xplore to Parent and Purchaser and representations and warranties made by Parent and Purchaser to Xplore. The representations, warranties and covenants set forth in the Merger Agreement (i) were made solely for purposes of the Merger Agreement and solely for the benefit of the contracting parties, (ii) may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made to Parent and Purchaser in connection with the Merger Agreement, (iii) will not survive consummation of the Merger, (iv) are qualified in certain circumstances by a materiality standard which may differ from what may be viewed as material by stockholders or other persons, (v) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement, and (vi) may have been included in the Merger Agreement for the purpose of allocating risk between the parties rather than establishing matters as facts. Xplore stockholders are not third party beneficiaries under the Merger Agreement.

In the Merger Agreement, Xplore made customary representations and warranties to Parent and Purchaser with respect to, among other things:

•	due organization and subsidiaries;

•	authority and binding nature of the Merger Agreement;

•	governmental authorizations;

•	no conflicts;

•	capitalization;

•	SEC filings;

•	certificate of incorporation and bylaws;

•	information supplied.

•	absence of changes;

•	liabilities;

•	compliance with law;

•	contracts;

•	real property and leaseholds;

•	intellectual property;

•	tax matters;

•	employee benefit plans and employment matters;

•	environmental matters;

•	insurance;

•	anti-corruption and international trade practices;

•	brokers;

•	antitakeover laws;

•	opinions of financial advisor; and

•	inventory and accounts receivable.

Some of the representations and warranties in the Merger Agreement made by Xplore are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company

Material Adverse Effect” means any effect, event, occurrence, development or change that has a material adverse effect on the financial condition, assets, liabilities, business or results of operations of the Company; provided, however that a Company Material Adverse Effect will not be deemed to include effects, events, occurrences, developments or changes arising out of, relating to or resulting from any of the following:

•	changes or prospective changes generally affecting the economy, financial or securities markets or political, legislative or regulatory conditions, except and only to the extent such changes adversely affect Xplore in a disproportionate manner relative to other participants in Xplore’s industry;

•	changes or prospective changes in Xplore’s industry, except and only to the extent such changes adversely affect Xplore in a disproportionate manner relative to other participants in Xplore’s industry;

•	any change or prospective change in law or the interpretation thereof, except and only to the extent such changes adversely affect Xplore in a disproportionate manner relative to other participants in Xplore’s industry;

•	any change or prospective change in applicable accounting regulations or principles, including GAAP, or the interpretation thereof;

•	acts of war, armed hostility, terrorism, volcanic eruptions, tsunamis, pandemics, earthquakes, floods, storms, hurricanes, tornadoes or other natural disasters, except and only to the extent such acts adversely affect Xplore in a disproportionate manner relative to other participants in Xplore’s industry;

•	the public announcement by Parent of its proposal to acquire Xplore or the execution and delivery of the Merger Agreement (except to the extent such effect, event, occurrence, development or change was the result of a breach of Xplore’s Merger Agreement representations relating to no conflicts), the announcement of the Merger, including the impact thereof on relationships with any governmental authorities or any of Xplore’s and its subsidiaries’ respective customers, suppliers, distributors, partners, employees, lenders, or investors, or any stockholder litigation;

•	any failure by Xplore to meet any internal or published industry analyst projections or forecasts or estimates of revenues or earnings (it being understood and agreed that the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether there has been, a Company Material Adverse Effect);

•	any change or prospective change in the price or trading volume of the Shares on the Nasdaq (it being understood and agreed that the facts and circumstances giving rise to such change may be deemed to constitute, and may be taken into account in determining whether there has been, a Company Material Adverse Effect);

•	actions or omissions required by the Merger Agreement, or the failure to take any action prohibited by the Merger Agreement;

•	changes or prospective changes in Xplore’s credit ratings (it being understood and agreed that the facts and circumstances giving rise to such change may be deemed to constitute, and may be taken into account in determining whether there has been, a Company Material Adverse Effect); or

•	changes or prospective changes in interest rates or foreign exchange rates.

In the Merger Agreement, each of Parent and Purchaser has made customary representations and warranties to Xplore with respect to:

•	valid existence and corporate power;

•	corporate authorization;

•	government authorizations;

•	no conflicts;

•	information supplied and documents relating to the Offer;

•	litigation;

•	brokers;

•	sufficiency of funds; and

•	ownership of Xplore capital stock.

Conduct of Business Pending the Merger. Except as expressly required or permitted by the Merger Agreement, as required by applicable law, as set forth in the applicable schedules to the Merger Agreement or as consented to in writing by Parent, during the period between the date of the Merger Agreement and the earlier of the Effective Time or the termination of the Merger Agreement pursuant to its terms, Xplore has agreed to: (A) conduct the business of Xplore in the ordinary course of business as historically conducted in all material respects; (B) take such action as is necessary to provide that Closing Working Capital is not less than $24,000,000 at the Effective Time, provided that such minimum amount will be reduced on a dollar-for-dollar basis by the amount, if any, by which the sum described in the following clause (C) is less than $90,000,000; (C) ensure that the aggregate of (x) Net Debt plus (y) all amounts payable in the Offer and the Merger in respect of Shares, Company Options and Company RSUs is less than or equal to $90,000,000 as of immediately prior to the Effective Time; and (D) use its reasonable best efforts to preserve Xplore’s assets and business organization and maintain its existing relations and goodwill with material customers, suppliers, distributors, regulators and business partners.

Furthermore, except as required or specifically permitted by the Merger Agreement and the schedules thereto, as required by applicable law, or as consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed), during the period between the date of the Merger Agreement and the earlier of the Effective Time or the termination of the Merger Agreement, Xplore may not, and will not authorize any of its subsidiaries to do any of the following:

•	amend the organizational or governing documents of Xplore or any of its subsidiaries;

•	(A) issue, deliver, sell, grant, dispose of, pledge or otherwise encumber any shares of capital stock of any class or any other equity interest of Xplore or any of its direct or indirect subsidiaries (the “Company Securities”), or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any Company Securities, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any Company Securities, in each case to or in favor of a person other than Xplore or a wholly owned subsidiary of Xplore, provided that Xplore may issue shares of Company Common Stock (1) solely upon the exercise or settlement of Company Options or Company RSUs that are outstanding on the date of the Merger Agreement in accordance with their terms as of the date of the Merger Agreement or, (2) in accordance with the terms of its employee stock purchase plan, subject to the limitations set forth in the Merger Agreement; (B) redeem, purchase or otherwise acquire any outstanding Company Securities, or any rights, warrants, options, calls, commitments, convertible securities or any other agreements of any character to acquire any Company Securities, except in connection with the exercise or settlement of Company Options or Company RSUs that are outstanding on the date of the Merger Agreement and in accordance with their terms as of such date; (C) adjust, split, combine, subdivide or reclassify any Company Securities; (D) enter into, amend or waive any of the rights under any contract with respect to the sale or repurchase of any Company Securities; or (E) except as expressly required by the terms of the Merger Agreement, amend (including by reducing an exercise price or extending a term) or waive any of its rights under any agreement evidencing any outstanding Company Options, Company RSUs or Company Securities;

•

directly or indirectly acquire or agree to acquire in any transaction any equity interest in, or business of, any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity or division thereof or the purchase (including by license, collaboration or joint development agreement) directly or indirectly of any properties or assets (other than purchases of supplies and inventory in the ordinary course of business consistent with Xplore’s past practice), if the aggregate amount of all consideration to be paid or transferred by Xplore and its subsidiaries in connection with all such transactions (including the assumption of liabilities) would reasonably be expected to exceed $100,000;

•	sell, pledge, dispose of, transfer, abandon, lease, license, mortgage or otherwise encumber or incur any lien (including pursuant to a sale-leaseback transaction or an asset securitization transaction) (other than certain permitted liens) on, any properties, rights or assets (including securities of Xplore and its subsidiaries and their intellectual property) with a fair market value in excess of $100,000 in the aggregate, except (A) sales of inventory in the ordinary course of business consistent with Xplore’s past practices, (B) as required to be effected prior to the Effective Time pursuant to contracts in force on the date of the Merger Agreement, (C) transfers among Xplore and its wholly owned subsidiaries or (D) dispositions of obsolete assets or expired inventory;

•	incur, create, assume or otherwise become liable for any Indebtedness (of the type described in clauses (i) through (iii) of the definition thereof, including the issuance of any debt security and the assumption or guarantee of obligations of any person) (or enter into a “keep well” or similar agreement), or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Xplore, in amounts in excess of $100,000 in the aggregate, except for (A) Indebtedness among Xplore and any of its wholly owned subsidiaries, (B) letters of credit issued in the ordinary course of business, and (C) trade credit or trade payables in the ordinary course of business; or fail to notify Parent in writing promptly following any material breach of a covenant contained in, or any occurrence that could reasonably be expected to lead to a default or event of default under, any of Xplore’s credit facilities or indentures;

•	declare, set aside, make or pay any dividend or other distribution, whether payable in cash, stock, property or otherwise, in respect of Shares, preferred stock or equity interests of any non-wholly owned subsidiary of Xplore;

•	other than as required by applicable law, (A) increase the compensation or benefits (including severance benefits) of any of its directors, officers or employees or independent contractors or consultants, other than an increase in the salary or wages of any employee of Xplore or its subsidiaries with an annual base compensation of less than $100,000 in the ordinary course of business; (B) grant any bonus, severance, retention, benefit or other direct or indirect compensation or grant any new equity or equity-based awards to any current or former director, officer, employee, independent contractor or consultant of Xplore; (C) take any action to accelerate or commit to accelerate the vesting or payment, or prefund or in any other way secure the payment of, compensation or benefits under any employee equity or Company Plan; (D) enter into, negotiate, establish, amend or terminate any Company Plan (including any arrangement that would be a Company Plan if in effect on the date of the Merger Agreement) or any collective bargaining agreement; (E) enter into or modify any employment, deferred compensation, consulting or similar agreement with any executive officer or other employee with annual base salary in excess of $100,000; or (F) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except insofar as may be required by the terms of such Company Plan in existence as of the date hereof, GAAP, applicable law or regulatory guidelines;

•	communicate in a writing that is intended for broad dissemination to Xplore’s (or any of its subsidiary’s) employees regarding compensation, benefits or other treatment they will receive following the Merger, unless any such communication is consistent with the terms and covenants of the Merger Agreement (in which case, Xplore shall provide Parent with prior notice of, and the opportunity to review and comment upon, any such communications);

•	make any material changes in financial accounting methods, principles or practices (or change an annual accounting period), except insofar as may be required by GAAP, applicable law or regulatory guidelines;

•	write up, write down or write off the book value of any material assets (including any inventory), except to the extent required by GAAP;

•	release, compromise, assign, settle or agree to settle any legal action (including without limitation any suit, action, claim, proceeding or investigation relating to the Merger Agreement or the Merger and the related transactions with adverse parties other than Parent or Sub) or insurance claim;

•	to the extent such action would be reasonably likely to materially affect Xplore and its subsidiaries, taken as a whole, (A) make, change or revoke any tax election or adopt or change any method of tax accounting, (B) enter into any “closing agreement” as described in Section 7121 of the Code (or any comparable or similar provisions of applicable law), settle or compromise any liability with respect to Taxes or surrender any claim for a refund of taxes, (C) file any amended tax return, or (D) consent to any extension or waiver of the limitations period applicable to any claim or assessment in respect of taxes;

•	make or commit to any capital expenditure that exceeds $10,000 individually, or $100,000 in the aggregate;

•	(A) enter into or terminate (other than in accordance with its terms) any Company Material Contract (other than a confidentiality agreement as contemplated by the provisions described under “Unsolicited Company Acquisition Proposals”), (B) materially modify, materially amend, waive any material right under or renew any Company Material Contract, other than (in the case of this clause (B)) in the ordinary course of business consistent with Xplore’s past practice, (C) enter into or extend the term or scope of those provisions of any Company Material Contract that purport to restrict Xplore, or any of its subsidiaries or affiliates or any successor thereto, from engaging or competing in any line of business or in any geographic area, or (D) enter into any Company Material Contract that would be breached by, or require the consent of any third party in order to continue in full force following, consummation of the Merger and the related transactions;

•	sell, pledge, dispose of, transfer, license (except for non-exclusive licenses of Xplore’s intellectual property granted to third parties for purposes of advertising Xplore’s products which are granted in the ordinary course of business and consistent with past practices), subject to any lien, cancel, dedicate to the public, disclaim, forfeit, reissue, reexamine, abandon, or allow to lapse (except with respect to issued patents expiring in accordance with their maximum statutory terms) any intellectual property that is material to the operation or conduct of the business of Xplore or any of its subsidiaries;

•	disclose any trade secrets (other than pursuant to a written confidentiality agreement entered into in the ordinary course of business with reasonable protections of, and preserving all rights of Xplore and its subsidiaries in, such trade secrets);

•	announce, implement or effect any facility closing, lay-off, early retirement programs, severance programs or reductions in force affecting employees of Xplore or any of its subsidiaries that could implicate the Worker Adjustment and Retraining Notification Act and any similar foreign, state or local law;

•	make any loan or advance (other than travel and similar advances to its employees in the ordinary course of business) to, any person;

•	hire or offer employment or engagement to, or terminate (other than for cause) the employment or engagement of, any (A) executive officer or (B) employee or individual consultant with annual base compensation in excess of $100,000;

•	fail to maintain in effect material insurance policies covering Xplore and its subsidiaries and their respective properties, assets and businesses;

•	merge or consolidate Xplore with any person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Xplore or any of its material subsidiaries;

•	(A) purchase any marketable securities except in the ordinary course of business, or (B) change in material manner the investment guidelines with respect to Xplore’s investment portfolio;

•	forgive any loans to any officers, employees or directors of Xplore or its subsidiaries, or any of their respective affiliates;

•	engage in any promotional sales, customer rebates, discount or price reduction or other activity that has or would reasonably be expected to have the effect of accelerating to pre-Closing periods sales that otherwise would be expected to occur in post-Closing periods;

•	cancel, delay or otherwise extend the payment date of any of its accounts payable, accelerate the collection of any of its accounts receivable or otherwise change any of its cash management or accounting practices, in each case, other than in the ordinary course of business; or

•	authorize any of, or commit, resolve, or agree in writing or otherwise to take any of, the foregoing actions.

No Solicitation. In connection with the execution of the Merger Agreement, Xplore was required to immediately cease all existing discussions, negotiations and communications with any persons or entities with respect to any Company Acquisition Proposal (as define below) (other than the transactions contemplated by the Merger Agreement). Xplore has further agreed that it will not, and will not authorize or permit any of its officers, directors, investment bankers, attorneys, accountants and other advisors, agents and representatives (collectively, “Company Representatives”) to, directly or indirectly through another person:

•	initiate, seek, solicit or knowingly encourage (including by way of furnishing any non-public information relating to the Company or any of its subsidiaries), or knowingly induce or take any other action which would reasonably be expected to lead to the making, submission or announcement of any Company Acquisition Proposal;

•	engage in negotiations or discussions with, or provide any non-public information or non-public data to, any person (other than Parent or any of its affiliates or any of their respective officers, directors, investment bankers, attorneys, accountants and other advisors, agents and representatives (collectively, “Parent Representatives”)) relating to any Company Acquisition Proposal or grant any waiver or release under any standstill or other agreement (except that Xplore may waive any such standstill provision in any agreement only to the extent necessary to permit a person or group of persons to make a Company Acquisition Proposal); or

•	resolve to do any of the foregoing.

Unsolicited Company Acquisition Proposals. Notwithstanding the restrictions described under “No Solicitation,” if at any time prior to the Offer Acceptance Time, Xplore receives a written Company Acquisition Proposal from a third party and the receipt of such Company Acquisition Proposal was not initiated, sought, solicited, knowingly encouraged or knowingly induced in violation of restrictions described in the previous paragraph, then Xplore may:

•	contact the person who has made such Company Acquisition Proposal in order to clarify the terms of such Company Acquisition Proposal so that the Company Board (or any committee thereof) may inform itself about such Company Acquisition Proposal;

•	furnish information concerning its business, properties or assets to any person pursuant to a confidentiality agreement with terms that, taken as a whole, are not materially less favorable to Xplore than those contained in the Confidentiality Agreement; and

•	negotiate and participate in discussions and negotiations with such person concerning a Company Acquisition Proposal, in the case of clauses (ii) and (iii), if the Company Board determines in good faith that such Company Acquisition Proposal constitutes or is reasonably likely to constitute or lead to a Company Superior Proposal.

For the purpose of this Offer to Purchase:

•	“Company Acquisition Proposal” means a proposal or offer from any person (other than Parent and its subsidiaries) providing for, in a single transaction or a series of transactions, any (i) merger, consolidation, share exchange, business combination, recapitalization or similar transaction involving Xplore or any of its subsidiaries, pursuant to which any such person would own or control, directly or indirectly, 20% or more of the voting power of Xplore, (ii) sale, lease, license, dissolution or other disposition, directly or indirectly, of assets of Xplore (including the equity interests of any of its subsidiaries) or any subsidiary of Xplore representing 20% or more of the consolidated assets, revenues or net income of Xplore and its subsidiaries, taken as a whole, or to which 20% or more of Xplore’s revenues, earnings or assets on a consolidated basis are attributable, taken as a whole, (iii) issuance or sale or other disposition of equity interests representing 20% or more of the voting power of Xplore, (iv) tender offer, exchange offer or any other transaction in which any person will acquire, directly or indirectly, beneficial ownership or the right to acquire beneficial ownership of equity interests representing 20% or more of the voting power of Xplore or (v) combination of the foregoing.

•	“Company Superior Proposal” means a written Company Acquisition Proposal (provided, that for purposes of this definition references to 20% in the definition of “Company Acquisition Proposal” shall be deemed to be references to 50%) which the Company Board determines in its good faith judgment (i) to be reasonably likely to be consummated if accepted and (ii) to be more favorable to Xplore’s stockholders from a financial point of view than the Merger and related transactions, in each case, taking into account at the time of determination all relevant circumstances, including the various legal, financial and regulatory aspects of the proposal, all the terms and conditions of such proposal and the Merger Agreement and any changes to the terms of the Merger Agreement offered by Parent in response to such Company Acquisition Proposal.

Notice Requirements. Xplore must promptly (and in any case within 24 hours) provide Parent notice of:

•	the receipt of any Company Acquisition Proposal (including a complete, unredacted copy of such Company Acquisition Proposal); and

•	any inquiries, proposals or offers received by, any requests for non-public information from, or any discussions or negotiations sought to be initiated or continued with, Xplore or any Company Representatives concerning a Company Acquisition Proposal that constitutes or is reasonably likely to constitute or lead to a Company Acquisition Proposal, (including the identity of the other party and the material terms of such inquiry, offer, proposal or request and, in the case of written materials, provide copies of such materials).

Xplore is required to keep Parent informed on a reasonably prompt basis (and, in any case, within 24 hours of any significant development) of the status and material details (including amendments and proposed amendments) of any such Company Acquisition Proposal or other inquiry, offer, proposal or request.

The Xplore Board’s Recommendation. Subject to the terms described below, the Company Board unanimously: (i) approved and declared advisable the Merger and the execution, delivery and performance by Xplore of the Merger Agreement and the consummation of the Transactions; (ii) approved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the Offer Acceptance Time; and (iii) recommended that Xplore’s stockholders accept the Offer and tender their Shares in the Offer. (the “Company Board Recommendation”).

Except as described below, neither the Company Board nor any committee may take any of the following actions (collectively referred to as a “Company Adverse Recommendation Change”):

•	withdraw, qualify or modify, or publicly propose to withdraw, qualify or modify, the Company Recommendation, in each case in a manner adverse to Parent or Sub;

•	approve or recommend any Company Acquisition Proposal;

•	enter into any agreement with respect to any Company Acquisition Proposal (other than a confidentiality agreement entered into as described in the second bullet under “Unsolicited Company Acquisition Proposals”); or

•	fail to reaffirm or re-publish the Company Recommendation within seven Business Days of being requested by Parent to do so (provided that (A) Parent may make such request on no more than two (2) occasions, (B) Parent may not make any such request at any time following the Company’s delivery of a notice pursuant to clause (B) of Section 5.3(d) or clause (ii) of Section 5.3(e) and (C) if Parent has made any such request and prior to the expiration of seven Business Days, the Company delivers a notice pursuant to clause (B) of Section 5.3(d) or clause (ii) of Section 5.3(e), the seven Business Day period set forth in this bullet shall be tolled on a daily basis during the period beginning on the date of delivery of such notice and ending on the date on which the Company Board shall have determined not to effect a Company Adverse Recommendation Change pursuant to Section 5.3(d) or Section 5.3(e), as applicable).

If, at any time prior to the Offer Acceptance Time, the Company Board receives a Company Acquisition Proposal that the Company Board determines in good faith constitutes a Company Superior Proposal, the Company Board may effect a Company Adverse Recommendation Change or authorize the Company to terminate the Merger Agreement pursuant to the provisions described under “Termination” in order to enter into a definitive agreement providing for a Company Superior Proposal if:

•	the Company Board determines in good faith that the failure to take such action would reasonably be expected to be inconsistent with the Xplore directors’ fiduciary duties under applicable law;

•	Xplore has notified Parent in writing that it intends to effect a Company Adverse Recommendation Change or terminate the Merger Agreement;

•	if applicable, Xplore has provided Parent a copy of the proposed definitive agreements between Xplore and the person making such Company Superior Proposal;

•	for a period of five business days following delivery of the notice described above, Xplore shall have discussed and negotiated in good faith and made Company Representatives available to discuss and negotiate in good faith (in each case to the extent Parent desires to negotiate) with Parent Representatives any proposed modifications to the terms and conditions of the Merger Agreement so that the failure to take such action would no longer reasonably be expected to be inconsistent with the Xplore directors’ fiduciary duties under applicable law (it being understood that any amendment to any material term or condition of any Company Superior Proposal will require new notice and a new four business day negotiation period); and

•	no earlier than the end of such negotiation period, the Company Board shall have determined in good faith, after considering the terms of any proposed amendment or modification to the Merger Agreement, that (x) the Company Acquisition Proposal still constitutes a Company Superior Proposal and (y) the failure to take such action would still reasonably be expected to be inconsistent with the Company’s directors’ fiduciary duties under applicable Law.

At any time prior to the Offer Acceptance Time (other than in connection with a Company Superior Proposal), the Company Board may withdraw, qualify or modify, or publicly propose to withdraw, qualify or modify, the Company Recommendation, but only in response to a Company Intervening Event and only if:

•	the Company Board determines in good faith that the failure to take such action would reasonably be expected to be inconsistent with the Xplore directors’ fiduciary duties under applicable law;

•	Xplore has notified Parent in writing that it intends to effect a Company Adverse Recommendation Change due to the occurrence of a Company Intervening Event (which notice shall specify the Company Intervening Event in reasonable detail);

•	for a period of five business days following delivery of the notice described above, Xplore shall have discussed and negotiated in good faith and made Company Representatives available to discuss and negotiate in good faith (in each case to the extent Parent desires to negotiate), with Parent Representatives any proposed modifications to the terms and conditions of the Merger Agreement so that the failure to take such action would no longer reasonably be expected to be inconsistent with the Xplore directors’ fiduciary duties under applicable law (it being understood and agreed that any material change to the facts and circumstances relating to the Company Intervening Event will require a new notice and a new four business day negotiation period); and

•	no earlier than the end of the negotiation period, the Company Board shall have determined in good faith, after considering the terms of any proposed amendment or modification to the Merger Agreement, that the failure to take such action would still reasonably be expected to be inconsistent with the Xplore directors’ fiduciary duties under applicable Law.

For the purposes of this Offer to Purchase, “Company Intervening Event” means a material event or circumstance that was not known to the Company Board on the date of the Merger Agreement (or if known, the consequences of which were not known to the Company Board as of such date), which event or circumstance, or any consequence thereof, becomes known to the Company Board prior to the Offer Acceptance Time; provided, however, that in no event shall any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to a Company Acquisition Proposal constitute a Company Intervening Event.

Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides for certain indemnification rights in favor of the current and former directors, officers and employees of Xplore and its subsidiaries. Specifically:

For not less than 6 years from and after the Effective Time, the Surviving Corporation will (i) maintain in effect the provisions of the certificate of incorporation, bylaws or similar governing documents of Xplore and its subsidiaries as in effect immediately prior to the Effective Time which provide for exculpation, indemnification or advancement of expenses of current or former directors, officers or employees of Xplore or any of its subsidiaries and each individual who is serving or has served at the request or for the benefit of Xplore or any of its subsidiaries as a director, officer, employee, agent or fiduciary of another person (each person entitled to indemnification under such governing documents, an “Indemnified Party”), and (ii) cause any such provision not to be amended, repealed or otherwise modified with respect to any matters existing or occurring at or prior to the Effective Time in any manner that would adversely affect the rights of any Indemnified Party.

Prior to the Effective Time, Parent will (or will cause the Surviving Corporation to), in each case following reasonable consultation with Xplore, obtain and fully pay the premium for “tail” directors’ and officers’ liability and fiduciary liability insurance policies, in each case providing coverage for claims asserted prior to and for six years after the Effective Time with respect to any matters existing or occurring at or prior to the Effective Time (and, with respect to claims made prior to or during such period, until final resolution thereof), from an insurance carrier with the same or better credit rating as Xplore’s director and officer insurance carrier as of the date of the Merger Agreement, with levels of coverage, terms and conditions that are at least as favorable to the Indemnified Parties as Xplore’s directors’ and officers’ liability and fiduciary liability insurance policies in effect as of the date of the Merger Agreement; provided, however, that in no event will Parent or the Surviving Corporation be required to expend for any year of such 6 year period an amount in excess of 300% of the annual premium currently paid by Xplore for such insurance policies (the “Maximum Premium”); provided, further, that if Parent or the Surviving Corporation would be obligated to expend more than the Maximum Premium in respect of such “tail” insurance policies, Parent or the Surviving Corporation will cause to be maintained such policies with the greatest coverage available for a cost not exceeding the Maximum Premium. If the parties for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation will continue to maintain in effect for a period of at least six years from and after the Effective Time Xplore’s directors’ and officers’ liability and fiduciary liability insurance policies in effect as of the date of the Merger Agreement; provided, that in no event will Parent or the Surviving Corporation be required to expend an amount for any year of such six-year period in excess of the Maximum Premium for such policies; provided further, that if the annual premiums of such insurance coverage exceed the Maximum Premium, the Surviving Corporation will obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Premium.

Anti-Takeover Laws. In the event that any “fair price,” “control share acquisition,” “business combination” or other similar state of federal anti-takeover law is or becomes applicable to any of the transactions contemplated by the Merger Agreement, the Merger Agreement requires each of Parent and Xplore and their respective boards of directors to grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

Employee Matters. The Merger Agreement requires Parent to provide specified base salary or wages and annual target cash bonus opportunities to employees who are employed by Xplore or any of its subsidiaries at the Effective Time and whose employment continues with the Surviving Corporation following the Effective Time (“Covered Employees”). Through December 31, 2018, Parent is also required to provide employee benefits (other than defined benefit pension, equity or equity-based, nonqualified or deferred compensation and retiree health or welfare benefits) to Covered Employees that are substantially comparable in the aggregate to those benefits (other than defined benefit pension, equity or equity-based, nonqualified or deferred compensation and retiree health or welfare benefits) that are provided to similarly situated employees of Parent. The merger agreement also requires Parent to make certain payments and/or waive requirements with respect to the participation of Covered Employees in its employee benefit plans, and to credit Covered Employees for their service with Xplore in determining eligibility to participate in Parent benefit plans.

Other Covenants. The Merger Agreement contains other customary covenants, including covenants relating to notifications of certain events, access to information, public statements, director resignations, stockholder litigation, stock exchange delisting and certain matters relating to Rule 14d-10(d) and Rule 16b-3 under the Exchange Act.

Termination. The Merger Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Offer Acceptance Time:

•	by mutual written consent of Parent and Xplore; or

•	by either Parent or Xplore if (i) a restraint prohibiting the Merger is in effect and has become final and non-appealable; (ii) the Offer Acceptance Time has not occurred by 5:00 p.m. Eastern time on January 4, 2019 (the “Termination Date”) or (iii) the Offer has expired pursuant to its terms and the terms of the Merger Agreement (without being extended in accordance with the Merger Agreement) without Purchaser having irrevocably accepted for purchase the Shares validly tendered and not properly withdrawn pursuant to the Offer in accordance with the Merger Agreement solely as a result of the failure of the Minimum Condition to be satisfied; provided, however, that such termination right will not be available to a party if the failure by such party to perform any of its obligations under the Merger Agreement has been the principal cause of the failure of any of the foregoing conditions.

By Parent:

•	if there has been a breach of, or inaccuracy in, any representation, warranty, covenant or agreement of Xplore set forth in the Merger Agreement, which breach or inaccuracy would result in a failure to satisfy the Offer conditions relating to Xplore’s compliance with covenants in the Merger Agreement or the absence of a Company Material Adverse Effect (and such breach or inaccuracy has not been cured within 30 days after the receipt of notice thereof such that such condition would be capable of satisfaction at the Closing or such breach or inaccuracy is not reasonably capable of being so cured within such 30-day period); or

•	if prior to the receipt of the Offer Acceptance Time, the Company Board shall have effected a Company Adverse Recommendation Change.

By Xplore:

•	if Purchaser fails to commence the Offer in accordance with the terms of the Merger Agreement;

•	if Parent or Purchaser have not have complied with or performed in all material respects its obligations required to be complied with or performed by it prior to the Expiration Time under the Merger Agreement and such failure to comply or perform has not been cured by the Expiration Time;

•	if there has been a breach of, or inaccuracy in, any representation or warranty of Parent or Purchaser set forth in the Merger Agreement, which breach or inaccuracy would result in a Parent Material Adverse Effect (and such breach or inaccuracy has not been cured within 30 days after the receipt of notice thereof such that such condition would be capable of satisfaction at the Closing or such breach or inaccuracy is not reasonably capable of being so cured within such 30 day period); or

•	prior to the Offer Acceptance Time, in order to enter into a definitive agreement providing for a Company Superior Proposal in accordance with Section 5.3(d).

Effect of Termination. In the event of the termination of the Merger Agreement as provided under “Termination,” the Merger Agreement will be of no further force or effect, except for the indemnification and reimbursement obligations described elsewhere in this section, each of which shall remain in full force and effect and survive any termination of the Merger Agreement; provided, however, that nothing in the Merger Agreement shall relieve any party from liability for fraud or the intentional breach of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement.

Expense Reimbursement. The Merger Agreement provides that all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses whether or not the Merger is consummated.

Company Termination Fee. Xplore has agreed to pay Parent $3,000,000 (the “Termination Fee”) if:

•	the Merger Agreement is validly terminated (i) by Parent because, prior to the receipt of the Offer Acceptance Time, the Company Board shall have effected a Company Adverse Recommendation Change, or (ii) by Xplore in order to enter into a definitive agreement providing for a Company Superior Proposal in accordance with the provisions described under “Termination”; or

•	The Merger Agreement is terminated by either party because the Offer Acceptance Time has not occurred prior to the Termination Date due to a failure to satisfy or obtain a waiver of any of the Offer Conditions, or by Parent as a result of a breach of, or inaccuracy in, the representations, warranties, covenants or agreements of Xplore set forth in the Merger Agreement (in each case solely to the extent permitted as described under “Termination”); (ii) prior to the time of termination and after the date of the Merger Agreement, a Company Acquisition Proposal shall have been publicly announced or made to the Company Board and not withdrawn; and (iii) within 12 months after the date on which the Merger Agreement shall have been terminated the Company enters into a definitive agreement providing for a Company Acquisition Proposal or a Company Acquisition Proposal is consummated.

If Xplore fails to deliver any amounts required by the foregoing provisions in accordance with the terms of the Merger Agreement and Parent commences a suit to collect such amounts, Xplore has agreed to indemnify Parent for its fees and expenses (including reasonable attorney’s fees and expenses) incurred in connection with such suit and will pay interest on the amount required to have been delivered at the prime rate as set forth in the Merger Agreement. Parent has acknowledged that the delivery by the Xplore of the Termination Fee to Parent as described above, including, if applicable, any fees and expenses incurred as a result of the Xplore’s failure to timely deliver, if paid, shall be the sole and exclusive remedy of Parent in the event of termination of the Merger Agreement under circumstances requiring the delivery of the Termination Fee as described above.

Enforcement. Parent, Purchaser and Xplore have agreed that in the event that for any reason any of the provisions of the Merger Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy. Accordingly, the parties have agreed that, in addition to other remedies, any party will be entitled to such an injunction to restrain any violation or threatened violation of the provisions of the Merger Agreement and to enforce specifically the terms of the Merger Agreement (including the obligation of each party to consummate the Merger in accordance with the Terms of the Merger Agreement). In the event that any action is brought in equity to enforce the provisions of the Merger Agreement, the parties have agreed to waive any defense that there is an adequate remedy at law, and any requirement to obtain, furnish or post any bond or similar instrument in connection with obtaining equitable relief.

Governing Law. The Merger Agreement is governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

Non-Disclosure Agreement

The Company and Parent entered into a mutual Non-Disclosure Agreement dated as of January 31, 2018 (the “NDA”). As a condition to being furnished certain non-public, confidential information of either party, each party agreed, subject to certain exceptions, that, for a period of four years from the date of the NDA, it would, and it would direct its representatives to, keep such information confidential and to use such information solely for the purpose of evaluating a possible transaction involving Parent and the Company. The NDA contains mutual standstill provisions with a term of 18 months that will automatically terminate before the expiration of such term in certain situations, including the entry by the Company into a definitive acquisition agreement with a third party pursuant to which such third party agrees to acquire 50% or more of the shares of common stock or assets of the Company. The foregoing summary description of the NDA does not purport to be complete and is qualified in its entirety by reference to the NDA that is attached to Parent’s Schedule TO as Exhibit (d)(3) and incorporated herein by reference.

Tender and Support Agreements

Concurrently with the execution of the Merger Agreement, each of the following stockholders of the Company entered into Tender and Support Agreements with Parent and Purchaser (the “Support Agreements”): (i) Andrea Goren, Andax LLC and Phoenix Venture Fund LLC; (ii) RGJ Capital, LLC; and (iii) Emerson Family Foundation, Emerson Partners, J Steven Emerson IRA, J Steven Emerson Roth IRA and J. Steven Emerson (collectively, the “Supporting Stockholders”). Pursuant to the Support Agreements, the Supporting Stockholders have agreed, among other things, to tender all of their Shares in the Offer and take certain other actions in furtherance of the Merger. The Support Agreements will terminate upon the earliest to occur of (i) the termination of the Merger Agreement, (ii) the effectiveness of the Merger in accordance with the terms and provision of the Merger Agreement, (iii) the acquisition by Parent of all the Shares subject thereto, (iv) any amendment, change or waiver to the Merger Agreement without such stockholder’s consent that decreases the amount or changes the form or timing of consideration payable pursuant to the terms of the Merger Agreement or that materially and adversely affects such Stockholder, (v) the termination of the Offer and (vi) as agreed to in writing by such stockholder and Parent.

Second Amendment to Rights Plan

In connection with the approval of the Merger Agreement, on July 3, 2018 the Company entered into the Second Amendment to Rights Plan, pursuant to which (all capitalized terms used in this paragraph being used as defined in the Rights Agreement, dated July 1, 2016, between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent, as amended) (i) Parent and its affiliates and associates were deemed not to be “Acquiring Persons”, (ii) no “Stock Acquisition Date” or “Distribution Date” shall be deemed to have occurred, (iii) certain other specified events are deemed not to have occurred and (iv) that no holder of Rights shall be entitled to exercise such Rights because of the Company’s entry into the Merger Agreement, or the entry into any of the Support Agreements, or any transactions contemplated thereby.

Expense Reimbursement Letter Agreement

Concurrently with the Company’s entry into the Support Agreements, Phoenix Venture Fund LLC and Andax LLC entered into a letter agreement with the Company (the “Expense Reimbursement Letter Agreement”), pursuant to which the Company has agreed to reimburse each of them for the reasonable fees and out-of-pocket third party expenses, including reasonable fees of attorneys, incurred by them in connection with or arising from the execution and delivery of, or performance under, the Support Agreement to which they are party.

The foregoing description of the Merger Agreement, the Support Agreements and the Expense Reimbursement Letter Agreement are qualified in their entirety by reference to such agreements attached as exhibits to the Company Form 8-K.

Arrangements with Current Executive Officers and Directors of the Company

Amended and Restated Bonus Plan. During 2017, the Board of the Company began exploring ways to better position the Company for a potential acquisition for the benefit of stockholders and to institute and align appropriate incentives for management and board compensation accordingly. This project was officially commenced by the Board at a meeting on May 17, 2017. The independent advisory firm Korn Ferry was retained by the Board to assist in this project on July 11, 2017, and proceeded to analyze all of the Company’s compensation arrangements, including the Company’s then-existing transaction bonus plan (the “Transaction Bonus Plan”).

Throughout the fall of 2017, Korn Ferry, the Board and the Compensation Committee of the Board developed proposals for amending and restating the Transaction Bonus Plan and other compensation structures of the Company to properly align incentives with the objective of optimizing value for stockholders should an acquisition of the Company be negotiated. The Amended and Restated Transaction Bonus Plan (the “Bonus Plan”) was developed in connection therewith and sent to the Compensation Committee of the Board on January 8, 2018. The Bonus Plan, among other things, provided for the payment of bonuses to directors and senior executives in the event certain defined transactions were consummated, including a sale of all or substantially all of the Company stock or Company assets to a third party. On January 18, 2018, the Compensation Committee approved the Bonus Plan, which was confirmed by the full Board at a January 24, 2018 meeting. The Bonus Plan became effective on February 9, 2018 when it was fully executed by the necessary parties thereto.

As negotiations with Parent on the terms of the Company’s acquisition proceeded in the following months, the Board recognized and acknowledged that Mr. Thomas B. Pickens was providing his expertise as the Company’s chief architect of the transaction and should be compensated for his leadership pursuant to an advisory fee arrangement rather than under the Bonus Plan and that only senior management of the Company, who were executing on the strategy that Mr. Pickens had designed, should be paid under the Bonus Plan.

At a meeting of the Board on June 26, 2018, the members of the Board other than Mr. Pickens, who recused himself from and left this part of the meeting, discussed proper revisions to the Bonus Plan with representatives of Morris Nichols and Sheppard Mullin. The Compensation Committee had provisionally allocated bonuses under the Bonus Plan to all directors at a meeting on June 21, 2018, which were later eliminated as described below. After a discussion of this matter, the Board asked the Compensation Committee to reconsider the allocation of bonuses under the Bonus Plan.

The Compensation Committee met on June 26 and again on June 27, 2018 and further discussed appropriate revisions to the Bonus Plan and payments to Mr. Pickens with its independent counsel from Dechert LLP. It was then determined that Mr. Pickens be paid for his financial advisory services through a separate advisory agreement (the “Advisory Agreement”) and the Company adopt an amended and restated Bonus Plan that would eliminate the provision for bonuses for directors entirely, to fix the amounts payable to certain members of senior management in connection with the closing of the Merger or a transaction resulting from a Company Acquisition Proposal (as defined in the Merger Agreement) and to provide for the payment of amounts thereunder in equity (the “Amended and Restated Bonus Plan”). On July 2, 2018, the Amended and Restated Bonus Plan and the Advisory Agreement were distributed to the Board for their review and were approved at a meeting of the Board on July 3, 2018 as part of the approval of the Merger Agreement and the other transaction agreements. If the Merger occurs, Mr. Bryan Bell will be paid a bonus of $800,000 thereunder and Mr. Tom Wilkinson will be paid a bonus thereunder of $3,600,000. The Compensation Committee of the Board has authorized, and the Board has confirmed, that such bonuses are to be paid in restricted stock issued under the Company’s 2009 Stock Plan, as amended.

Advisory Agreement. As described in “Amended and Restated Bonus Plan,” in connection with the approval of the Merger Agreement, the Company entered into the Advisory Agreement with Mr. Pickens. The Advisory Agreement provides that in the event the Merger or another transaction resulting from a Company Acquisition Proposal closes, Mr. Pickens will be paid $4,000,000 for his services rendered in connection therewith.

The foregoing descriptions of the Amended and Restated Bonus Plan and Advisory Agreement are qualified in their entirety by reference to such agreements as attached as exhibits to the Company Form 8-K.

Shares Held by Non-Employee Directors and Executive Officers of the Company

As a group, the non-employee directors and executive officers of the Company beneficially owned an aggregate of approximately 2,318,181 Shares as of July 13, 2018, including 600,000 unvested restricted shares of Company Common Stock, 70,833 Shares underlying restricted stock units, and 406,782 Shares issuable upon exercise of stock options to be cashed out in the Merger. If the Company’s non-employee directors and executive officers were to tender any Shares they own for Parent pursuant to the Offer, then they would receive the same $6.00 per Share price being offered to all other stockholders of the Company in connection with the Offer. If the non-employee directors and executive officers were to tender all of the 1,240,566 Shares beneficially owned by them for Parent pursuant to the Offer and those Shares were accepted by Parent for $6.00 per Share, then the non-employee directors and executive officers would collectively receive an aggregate amount of approximately $12,393,603 in cash, which amount includes $7,443,396 payable in respect of Shares tendered in the Offer and $4,950,207 payable in the Merger in respect of restricted shares of Company Common Stock, restricted stock units and stock options.

The following table sets forth, as of July 13, 2018, the cash consideration that each non-employee director and executive officer of the Company would be entitled to receive in respect of his outstanding Shares if such individual were to tender all of his outstanding Shares pursuant to the Offer and those Shares were accepted by Parent.

Name	Number of Shares	Consideration Payable in Respect of Shares
Thomas B. Pickens	—	—
Andrea Goren (a)	1,067,248	$6,403,488
Kent Misemer (b)	30,612	$183,672
Don Neville (c)	5,000	$30,000
Robert McFarland	—	—
Tom Wilkinson (d)	62,841	$377,046
John Graff	74,865	$449,190
Patrick McClain	—	—
Tim Dehne	—	—
All executive officers and directors as a group	1,240,566	$7,443,396

(a)	Includes 43,789 shares of Company Common Stock owned of record by Andax LLC for which Mr. Goren is the manager, and 1,021,775 shares of Company Common Stock beneficially owned by Phoenix Venture Fund LLC, for which Mr. Goren serves as co-manager of the managing member. Mr. Goren disclaims any beneficial ownership of the shares held by Phoenix Venture Fund LLC, except to the extent of his pecuniary interest, if any, in such shares.
(b)	Includes 29,959 shares of Company Common Stock owned of record by The Kent A. Misemer Revocable Trust (12/24/92), for which Mr. Misemer is a trustee.
(c)	Includes 5,000 shares of Company Common Stock owned of record by Donald F. Neville (Roth IRA), WFCS Custodian for which Mr. Neville is the beneficiary.
(d)	Includes 30,000 shares of Company Common Stock owned of record by SEP FBO Thomas Wilkinson, sponsored by Wilkinson & Company, for which Mr. Wilkinson is the beneficiary.

Equity-Based Awards Held by Non-Employee Directors and Executive Officers of the Company

Under the terms of the Merger Agreement, each Company stock option outstanding at the effective time of the Merger, whether vested or unvested or exercisable or unexercisable, will be cancelled and converted into the right to receive (without interest) an amount in cash (less applicable tax withholdings) equal to the product of (a) the excess, if any, of the Offer Price over the per share exercise price of such Company stock option and (b) the aggregate number of Shares that were issuable upon exercise of the option immediately prior to the effective time of the Merger. The following table summarizes, with respect to each executive officer and director, the cash value, based on the Offer Price of $6.00 per Share, of the stock options held by such executive officer or director as of July 13, 2018 that have an exercise price per Share of less than $6.00.

Name	Number of Stock Option (#)	Weighted Average Exercise Price	Value of Stock Options ($)
Thomas B. Pickens	45,000	$2.51	$157,050
Andrea Goren	35,000	$4.68	$46,350
Kent Misemer	37,500	$4.55	$54,525
Don Neville	40,000	$2.48	$140,700
Robert McFarland	35,000	$2.45	$124,350
Tom Wilkinson	209,282	$4.16	$385,734
John Graff	5,000	$2.70	$16,500
Patrick McClain	—	—	—
Tim Dehne	—	—	—

Under the terms of the Merger Agreement, each Company restricted stock unit outstanding at the effective time of the Merger, whether vested or unvested, will be cancelled and converted into the right to receive (without interest) an amount in cash equal to the product of the Offer Price and the number of Shares subject to the cancelled restricted stock unit (with the number of shares subject to each outstanding restricted stock unit subject to performance-based vesting criteria being determined based on the highest level of achievement of applicable performance goals) immediately prior to the effective time of the Merger. The following table summarizes, with respect to each executive officer and director, the cash value, based on the Offer Price of $6.00 per Share, in respect of the restricted stock units held by such executive officer or director outstanding at July 13, 2018.

Name	Number of Unvested Restricted Share Units (#)	Number of Unvested Performance Share Units at Target (#)	Total Value of Unvested Restricted Share Units and Performance Share Units ($)
Thomas B. Pickens	3,500	—	$21,000
Andrea Goren	3,500	—	$21,000
Kent Misemer	3,500	—	$21,000
Don Neville	3,500	—	$21,000
Robert McFarland	3,500	—	$21,000
Tom Wilkinson	20,000	—	$120,000
John Graff	33,333	—	$199,998
Patrick McClain	—	—	—
Tim Dehne	—	—	—

Under the terms of the Merger Agreement and award agreement, all unvested restricted shares of Company Common Stock outstanding at the effective time of the Merger, whether vested or unvested, will be cancelled and convert into the right to receive (without interest) an amount in cash, equal to the product of the Offer Price and the number of cancelled restricted shares immediately prior to the effective time of the Merger. The following table summarizes, with respect to each executive officer and director, the cash value, based on the Offer Price of $6.00 per Share, in respect of each restricted share of Company Common Stock held by such executive officer or director outstanding at July 13, 2018.

Name	Number of Unvested Restricted Shares (#)	Number of Unvested Performance Share Units at Target (#)	Total Value of Unvested Restricted Share Units and Performance Share Units ($)
Thomas B. Pickens	—	—	—
Andrea Goren	—	—	—
Kent Misemer	—	—	—
Don Neville	—	—	—
Robert McFarland	—	—	—
Tom Wilkinson	600,000	—	$3,600,000
John Graff	—	—	—
Patrick McClain	—	—	—
Tim Dehne	—	—	—

For the purpose of the Company’s incentive and compensation plans and the Severance Compensation Agreements, a “change in control” is defined to include, among other things, (i) the sale of all or substantially all of the outstanding securities of the Company, in a single transaction or series of related transactions, to an unrelated third party or parties; or (ii) the sale, lease, transfer or exclusive license or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all the assets of the Company and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Company;

provided, in each case, that such event qualifies as a “change in the ownership” or a “change in the ownership of a substantial portion of the assets” of the Company within the meaning of Treasury Regulation section 1.409A-3(i)(5)(v) or section 1.409A-3(i)(5)(vii), respectively, and, therefore, the consummation of the Offer at a level sufficient to satisfy the Minimum Condition will constitute a “change in control” thereunder.

Severance Compensation Information

None

Deferred Compensation Information

None

Retention Programs

None

Double-trigger Change in Control Agreements

None

Payments on Terminations following a Change in Control

None

Golden Parachute Compensation

Name	Cash ($) (1)	Equity ($) (2)	Pension/ NQDC ($)	Perquisites/ benefits (3)	Tax Reimbursement (4)	Other ($)	Total ($)
Tom Wilkinson	—	$4,054,144	—	—	—	—	$4,054,144
Bryan Bell	—	$866,000	—	—	—	—	$866,000

Payments on Termination Prior to a Change in Control

None

Employee Benefit Matters

The Merger Agreement provides that Parent and its subsidiaries, until December 31, 2018, shall provide each person employed by the Company or its subsidiaries immediately prior to the Completion of the Merger and who remains employed by the Company or its subsidiaries on or after the Completion of the Merger (“Continuing Employees”) with compensation and benefits (other than equity-based compensation) that are materially no less favorable in the aggregate than those provided to the Continuing Employees immediately prior to the Completion of the Merger. The Merger Agreement also provides that Parent shall, solely to the extent Parent makes its employee benefits plans available to Continuing Employees after the Completion of the Merger, give full credit to Continuing Employees for prior service to the Company or its subsidiaries for determining the eligibility, vesting, benefits levels or accruals for such employees in respect of Parent’s employee benefits plans, except in cases where credit would result in duplication of benefits.

Indemnification and Exculpation of Directors and Officers

Under Section 145 of the DGCL, the Company has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended. Article Seventh of the Second Amended and Restated Certificate of Incorporation of the Company provides that a director of the Company shall not be personally liable, to the fullest extent of the DGCL, to the Company or its stockholders for monetary damages for breach of fiduciary duty by such director as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived any improper personal benefit. Any repeal or modification of the provision will not increase the liability of any director of the Company or any act or occurrence taking place prior to such repeal or modification, or otherwise adversely affect any right or protection of a director of the Company existing at the time of such repeal or modification.

Article VIII of the Amended and Restated Bylaws of the Company provides that each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or an officer of the Company or is or was serving at the request of the Company as a director, officer or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director, officer or trustee or in any other capacity while serving as a director, officer or trustee, shall be indemnified and held harmless by the Company to the fullest extent permitted by Delaware law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than such law permitted the Company to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith, if approved by the Board of Directors. An indemnitee also has the right to be paid by the Company the expenses incurred in defending any proceeding in advance of its final deposition, pursuant to the terms of the DGCL.

The Merger Agreement provides that the Surviving Corporation will, for not less than six (6) years from and after the Effective Time, (i) maintain in effect the provisions of the Second Amended and Restated Certificate of Incorporation of the Company, the Amended and Restated Bylaws of the Company or similar governing documents of the Company and its subsidiaries as in effect immediately prior to the Effective Time which provide for exculpation, indemnification or advancement of expenses of current or former directors, officers or employees of the Company or any of its subsidiaries and each individual who is serving or has served at the request of or for the benefit of the Company or any of its subsidiaries as a director, officer, employee, agent or fiduciary of another person (each, an “Indemnified Party”), and (ii) cause any such provision not to be amended, repealed or otherwise modified with respect to any matters existing or occurring at or prior to the Effective Time in any manner that would adversely affect the rights of any Indemnified Party.

The Merger Agreement also requires that, prior to the Effective Time, Parent obtain and fully pay the premium for (or require the Surviving Corporation to obtain and fully pay the premium for), following reasonable consultation with the Company, for “tail” directors’ and officers’ liability and fiduciary liability insurance policies, in each case providing coverage for claims asserted prior to and for six years after the Effective Time with respect to any matters existing or occurring at or prior to the Effective Time (and, with respect to claims made prior to or during such period, until final resolution thereof), from an insurance carrier with the same or better credit rating as the Company’s director and officer insurance carrier as of the date of the Merger Agreement, with levels of coverage, terms and conditions that are at least as favorable to the Indemnified Parties as the Company’s directors’ and officers’ liability and fiduciary liability insurance policies in effect as of the date of the Merger Agreement. Notwithstanding the foregoing, neither Parent nor the Surviving Corporation will be required to pay an aggregate annual premium for such insurance policies in excess of 300% of the annual premium payable by the Company for coverage for its current fiscal year under the Company’ directors’ and officers’ liability insurance policies in effect on of the date of the Merger Agreement. If the parties for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall continue to maintain in effect for a period of at least six years from and after the Effective Time the Company’s directors’ and officers’ liability and fiduciary liability insurance policies in effect as of the date of the Merger Agreement;

provided, that in no event shall Parent or the Surviving Corporation be required to expend an amount for any year of such six-year period an amount in excess of the 300% of the annual premium payable by the Company for coverage for its current fiscal year under the Company’s directors’ and officers’ liability insurance policies in effect on of the date of the Merger Agreement. If the annual premiums of such insurance coverage exceed 300% of such annual premium, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

The rights of each Indemnified Party under the Merger Agreement is in addition to, and not in limitation of, any other rights any such Indemnified Party may have under the Second Amended and Restated Certificate of Incorporation of the Company, the Amended and Restated Bylaws of the Company or similar governing documents of the Company or any of its subsidiaries or the Surviving Corporation, any other indemnification or other agreement or arrangement, the DGCL or otherwise. All rights to exculpation, indemnification and advancement of expenses now existing in favor of any Indemnified Party as provided in the Second Amended and Restated Certificate of Incorporation of the Company, the Amended and Restated Bylaws of the Company or similar governing documents of the Company and its subsidiaries or in any agreement or arrangement, or in any agreement to which the Company or any of its subsidiaries is a party, shall survive the Merger in full force and effect and be assumed by the Surviving Corporation, and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

Other Arrangements

To the knowledge of the Company, except for certain agreements described in this Schedule 14D-9 between the Company and its executive officers and directors, no material employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of the Company, on the one hand, and Parent, Purchaser or the Company, on the other hand, exists as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding.

Item 4. The Solicitation or Recommendation

(a) Solicitation or Recommendation

At a meeting held on July 3, 2018, the Board unanimously (i) determined that the Offer and the Merger are advisable, fair to and in the best interests of the Company and its stockholders, (ii) approved and adopted the Merger Agreement and the approved transactions contemplated thereby and (iii) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

Accordingly, the Board unanimously recommends that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

(b) Background and Reasons for the Board’s Recommendation

Background

The following is a description of contacts between representatives of Parent and representatives of the Company that resulted in the execution of the Merger Agreement and the other agreements related to the Offer. The chronology below covers the material contacts between the parties and their representatives prior to the execution of the Merger Agreement and the other agreements related to the Offer and does not purport to catalogue every conversation between representatives of Parent and representatives of the Company. For a review of Parent’s activities relating to these contacts, please refer to the Offer to Purchase that is attached to Parent’s Schedule TO as Exhibit (a)(i)(A), including the information set forth under the sub-heading “The Tender Offer—Background of the Offer; Past Contacts or Negotiations with Xplore.”

As part of their ongoing evaluation of the Company’s business, members of the Company’s senior management and the Board, respectively, periodically review and assess the Company’s operations and financial performance and industry conditions that may impact the Company’s long-term strategic goals and plans, and potential opportunities for business combinations, acquisitions and other financial and strategic alternatives.

On November 21, 2017, Mr. Anders Gustafsson, Parent’s Chief Executive Officer, telephoned Mr. Thomas Pickens, the Chairman of the Board, to convey Parent’s interest in entering into potential acquisition discussions with the Company. Mr. Pickens indicated to Mr. Gustafsson that he would convey Parent’s interest to the Board.

On November 30, 2017, Mr. Pickens called Mr. Gustafsson to convey that, following consultations with the Board, the Company was currently occupied with effecting necessary internal structuring changes and would consider engaging in such discussions upon completion thereof.

On January 17, 2018, Mr. Pickens and Mr. Gustafsson had a telephone call to discuss the parties’ preparedness to explore Parent’s interest in acquiring the Company.

On January 18, 2018, the Company received a draft non-disclosure agreement from Parent and a request for a presentation of the Company and model for cost savings that could be achieved if part of a larger organization. Over the next several days, the Company’s outside counsel, Sheppard, Mullin, Richter & Hampton LLP (“Sheppard Mullin”), negotiated the terms of the NDA with Zebra.

On January 31, 2018, the NDA was finalized and executed by the Company and Parent.

On February 7 and 8, 2018, representatives of Parent and of PJT Partners LP, Parent’s financial advisor, and PwC LLP, Parent’s accounting advisor, met with Mr. Pickens and Mr. Tom Wilkinson, the Company’s Chief Executive Officer, for dinner and an overview presentation of the Company to help inform Parent’s view on valuation, including an overview on potential synergies.

On February 16, 2018, Mr. Michael Cho, Parent’s Senior Vice President, Corporate Development, called Mr. Pickens to inform him that Parent would be sending an indicative offer letter reflecting Parent’s proposed terms for an acquisition. Shortly after the call, a non-binding indicative offer letter was delivered to Mr. Pickens via e-mail proposing an aggregate purchase price of $66 million to acquire 100% of the outstanding shares of the Company on a cash-free, debt-free basis.

On February 19, 2018, Mr. Pickens called Mr. Gustafsson and conveyed that the offer was too low and that he had expected an offer in the range of $125 million.

On February 21, 2018, Mr. Pickens, Mr. Wilkinson and Mr. Cho conducted a teleconference to discuss the indication of interest and to clarify its terms ahead of a presentation regarding the offer to the Board. After distributing the offer letter, Mr. Pickens discussed the indication of interest with Board members individually and, on February 22, 2018, received instructions, formally documented in a unanimous written consent on February 23, 2018, to reject this offer as inadequate and to continue to pursue a higher and better offer from Parent.

Later on February 22, 2018, Mr. Pickens sent an email to Mr. Gustafsson in which he communicated that the offer had been considered and rejected by the Board. Mr. Pickens added that the Board was not interested in further discussions with Parent unless Parent employed a different valuation method in determining its offer for the Company.

On February 27, 2018, Mr. Gustafsson delivered a response letter via e-mail to Mr. Pickens outlining Parent’s approach on valuation, reiterating Parent’s interest in the Company, and conveying a willingness potentially to increase its valuation if supported by additional due diligence.

On March 8, 2018, Mr. Pickens delivered a response letter via e-mail to Mr. Gustafsson conveying various approaches for how the Company viewed its proper valuation, as well as a willingness to re-engage at the right offer price.

Negotiations between the Company and Parent were suspended and, on March 16, 2018, Sheppard Mullin, on behalf of the Company, sent an e-mail to Parent requesting all information disclosed pursuant to the NDA be returned.

On March 23, 2018, Mr. Pickens had a telephone call with Mr. Gustafsson in which they discussed the possibility of Parent increasing the offer price for the Company under a revised indication of interest. Mr. Gustafsson orally conveyed an increased and final offer of $85 million. Mr. Pickens indicated that he believed the Board would find that price sufficient to re-engage in potential acquisition discussions.

On March 27, 2018, Mr. Pickens received a revised non-binding offer letter, together with a letter of exclusivity, from Parent, which he distributed to the members of the Board and Mr. Wilkinson. The revised indication of interest reflected an offer to purchase 100% of the outstanding shares of the Company for $85 million on a cash-free, debt-free basis.

On April 3, 2018, Mr. Pickens delivered a response letter via email to Mr. Gustafsson conveying that the Board had discussed Parent’s increased offer and that the Company would be willing to accept a purchase price of (i) $85 million plus (ii) an amount equal to “tangible book value” (working capital minus debt), which based on recent historical averages reflected an additional $18-19 million.

On April 4, 2018, Mr. Gustafsson sent an email to Mr. Pickens indicating that $85 million was Parent’s final offer, rejecting the request to include an additional payment for “tangible book value.”

On April 10, 2018, Mr. Pickens requested a call to discuss the gap between Parent’s offer and the Company’s counteroffer. Participants from Parent included Messrs. Gustafsson and Cho and from the Company included Messrs. Pickens and Wilkinson. The Company expressed the view that a higher offer was justified because incremental inventory investments had been made by the Company in advance of a new product launch that the Company did not believe was being reflected in Parent’s offer. Parent did not revise its offer during the call, and the call ended with both parties acknowledging that an impasse had been reached and terminating any further discussions.

On April 23, 2018, Mr. Pickens called Mr. Gustafsson to convey that the Board would accept an offer of $6.00 per fully diluted share, or $90 million on a cash-free, debt-free basis. Mr. Gustafsson responded that he would discuss the counterproposal with other members of Parent’s management team.

On May 2, 2018, Mr. Cho conducted a call with Messrs. Pickens and Wilkinson to report that Parent would be sending an updated offer and to explain the key terms in the forthcoming indicative offer letter, including how equity value and aggregate consideration would be calculated. On May 3, 2018, Mr. Pickens received a further revised, non-binding indication of interest letter from Parent, together with a letter of exclusivity, which he distributed to the members of the Board and Mr. Wilkinson. The revised indication of interest proposed a purchase of 100% of the fully diluted shares of the Company on a cash-free, debt-free basis for $6.00 per share in cash, plus the assumption of liabilities with a limit of $90.0 million in aggregate consideration.

Thereafter, and following discussions with each of the members of the Board, Mr. Pickens authorized Sheppard Mullin to begin negotiations with respect to the letter of exclusivity that accompanied the further revised indication of interest. The proposed letter of exclusivity included a forty-five day period within which the Company would neither seek nor entertain offers or discussions regarding the sale of the stock or assets of the Company and required that, during this period, access to documentation and key personnel would be provided to a Parent’s diligence team.

On May 8, 2018, the Board met to discuss the further revised indication of interest and the exclusivity letter draft that had been negotiated by representatives for the Company and Parent. Both the indication of interest letter and the exclusivity letter were thoroughly reviewed and discussed. The Board unanimously authorized Mr. Wilkinson to negotiate and enter into the letter of exclusivity with Parent based on the further revised indication of interest. Mr. Pickens then e-mailed Mr. Gustafsson to indicate that the Board had approved moving forward with Parent based on the further revised indication of interest.

On May 11, 2018, Parent sent to the Company a proposed due diligence information request list and timeline for the proposed transaction.

On May 14, 2018, the Company and Parent executed the letter of exclusivity and the 45-day exclusive negotiation period commenced. The Company began to populate the data room with documents responsive to Parent’s due diligence request list.

Beginning on May 15, 2018 and continuing through June 22, 2018, representatives of Parent conducted due diligence on the Company’s operations and finances, and representatives of the Company responded to due diligence requests.

On May 29, 2018, Kirkland & Ellis LLP (“Kirkland & Ellis”), counsel to Parent, distributed to Sheppard Mullin an initial draft of the Merger Agreement. After reviewing the draft internally and with the Company, Sheppard Mullin sent its comments on the draft Merger Agreement to Kirkland & Ellis on June 5, 2018.

During the week of June 4, 2018, an officer of the Company was approached at a convention by a third party who expressed an interest in setting up a meeting with Mr. Wilkinson to discuss potentially acquiring the Company. Pursuant to the provisions of the letter of exclusivity, the Company responded that it was not able to have discussions at this time. On June 7, 2018, Mr. Wilkinson informed representatives of Parent of this third-party approach.

Beginning on June 7, 2018, Sheppard Mullin, on behalf of the Company, began contacting certain financial advisory firms about conducting financial analyses of the proposed transaction and providing an opinion to the Company’s Board as to whether the consideration to be paid to the holders of the Company’s shares in the Offer and the Merger would be fair, from a financial point of view, to such holders. Non-disclosure agreements were executed with five firms and, after the Board discussed the candidate firms and their fee proposals, it selected Duff & Phelps, LLC (“Duff & Phelps”) at a meeting on June 12, 2018. The Company executed an engagement letter with Duff & Phelps dated June 14, 2018 and began to provide Duff & Phelps with the information it requested to support its financial analyses.

On June 8, 2018, a shareholder of the Company contacted Mr. Wilkinson and told him that he had been contacted by another third party about arranging a meeting with Mr. Wilkinson to discuss a potential stock-for-stock merger with a similarly sized business. Pursuant to the provisions of the letter of exclusivity, the Company responded that it was not able to have discussions at this time.

Also on June 8, 2018, Kirkland & Ellis and Sheppard Mullin had a conference call where they discussed open issues in the draft Merger Agreement.

On June 12, 2018, the Board met to consider these open issues, and the Board directed management and the Company’s advisors on how to respond to Parent on such issues. Sheppard Mullin reported these responses back to Kirkland & Ellis later that day.

On June 13, 2018, Mr. Joseph White, Senior Vice President of Parent, telephoned Mr. Wilkinson to express concerns based on due diligence findings and informed him that Parent was considering proposing a purchase price reduction. Mr. Wilkinson reacted strongly and negatively to the suggestion of any purchase price reduction and indicated that his Board would not accept a price below $6.00 per share of Company stock.

On June 18, 2018, Kirkland & Ellis sent Sheppard Mullin a revised draft of the Merger Agreement, together with a proposed form of the Support Agreements, which required, among other things, that the stockholders who are counterparty to the agreements tender their stock to Parent in connection with the Merger. Later that day, Sheppard Mullin discussed open points in the new draft with the Company. The Company’s Delaware counsel, Morris, Nichols, Arnst & Tunnell (“Morris Nichols”), was also retained on this date.

Shortly after the revised draft of the Merger Agreement was sent to Sheppard Mullin on June 18, 2018, Mr. Cho called Mr. Wilkinson and reiterated that Parent had been considering proposing a purchase price reduction due to adverse diligence findings but that, in lieu of seeking such reduction, Parent expected that the Company would agree to the revised form of the Merger Agreement substantially as presented.

On June 19, 2018, a former Company employee contacted Mr. Wilkinson and told him he had been approached by another third party about arranging a meeting with Mr. Wilkinson to discuss a potential acquisition of the Company. Pursuant to the provisions of the letter of exclusivity, the Company responded that it was not able to have discussions at this time.

On June 20, 2018, Mr. Wilkinson informed Parent of the former Company employee’s approach on June 19, 2018.

On June 21, 2018, representatives of Parent and the Company held a teleconference to discuss the proposed form of the Support Agreements. The purpose of the meeting was to discuss which Company stockholders would be appropriate counterparties to such agreements, and the nature of the agreements. Sheppard Mullin and Kirkland & Ellis also held a conference call later that day to discuss this issue further, as well as open points in the draft Merger Agreement. Representatives of the Company and Parent continued to negotiate the Merger Agreement and related documents thereafter.

On June 26, 2018, the Board held a telephonic meeting with all of the directors participating. Mr. Wilkinson and representatives from Sheppard Mullin and Morris Nichols also participated. The Board discussed Parent’s request that certain Company stockholders enter into support agreements substantially similar to the then-proposed form of the Support Agreements. The Board also approved a request from Parent to extend its exclusivity arrangement with the Company so that it would end on the earlier of the execution date of the Merger Agreement and July 6, 2018.

On June 29, 2018, a revised draft of the Merger Agreement was sent by Kirkland & Ellis to Sheppard Mullin, and this draft of the Merger Agreement was circulated to Board members for their review.

On July 2, 2018, an updated draft of the Merger Agreement and other related transaction documents were distributed to the Board.

In the afternoon of July 3, 2018, the Board met and reviewed and considered, among other things, final drafts of the Merger Agreement and related documents, which reflected the final agreed price of $6.00 per share in cash to Company stockholders. Present at this meeting were representatives of Duff & Phelps, Sheppard Mullin and Morris Nichols. Duff & Phelps delivered to the Board its oral opinion, which was later confirmed by delivery of a written opinion dated July 5, 2018, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Duff & Phelps in preparing the opinion, the consideration to be paid to the holders of the Shares in the Offer and the Merger was fair, from a financial point of view, to such holders. The Board also reviewed some of the key factors that the Board had considered over its many meetings over the past two months with respect to the transaction. The Board also considered the significant effort by Company management and advisors to negotiate the definitive agreements on the best terms attainable. After considering these and other factors, the Board approved and declared advisable the Merger and the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby, approved that the Merger shall be governed by and effected under Section 251(h) of the DGCL and recommended that the Company’s stockholders tender their shares of Company Common Stock in the tender offer to be commenced by Parent.

Early in the morning of July 5, 2018, the Company and Parent executed the definitive Merger Agreement, and certain stockholders of the Company, including Mr. Andrea Goren, a member of the Board, entered into the Support Agreements. Promptly thereafter, the Company and Parent issued a joint press release announcing the Merger.

Reasons for the Offer and the Merger; Fairness of the Offer and the Merger

In considering whether to enter into the discussions with Parent that resulted in the Merger Agreement, the Board considered both the opportunities available to stockholders from the Offer and the Merger as well as the risks to the Company’s business in the current operating environment, including considerations such as:

•	the belief that the Offer and the Merger will provide stockholders with the opportunity to accept a price for their Shares that is likely to be higher than what may be available in the open market at this time and for the foreseeable future, particularly in light of the Company’s recent results of operations, financial condition, low trading volume and historical multiples;

•	the fact that the stockholders will have the opportunity to choose immediate liquidity at a premium by choosing to sell their Shares in the Offer for the Offer Price; and

•	the terms of the Merger Agreement, including:

•	the fact that there is no financing condition and Parent is a credit-worthy public company with payment obligations under the Merger Agreement;

•	the fact that the conditions to the closing of the Offer and the Merger are limited to customary contractual conditions and that, based on the information provided by senior management and independent legal counsel, the Board believes that such conditions can be expected to be satisfied;

•	if the Merger is consummated, the ability of the stockholders to exercise appraisal rights, which provide properly exercising stockholders with the opportunity to have the Delaware Court of Chancery determine the “fair value” of their Shares and to receive payment based on that valuation in lieu of receiving the Offer Price; and

•	the fact that the Company is permitted under the terms of the Merger Agreement to continue to conduct its business in the ordinary course during the period between the execution of the Merger Agreement and the effective time of the Merger, subject only to limitations and restrictions on the taking of certain prescribed actions, which management of the Company has advised the Board are reasonable and should not adversely affect the Company’s operations to any significant extent.

In the course of reaching the determinations and decisions, and making the recommendation, described above, the Board considered the following risks and potentially negative factors relating to the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby:

•	the risks during the pendency of the Offer and the Merger related to:

•	the potential disruption of management’s attention to the ongoing business due to the transaction;

•	the potential effect of the announcement of the Merger on relationships with employees and customers;

•	potential material adverse effects on the Company’s operating results, including as a result of costs incurred in connection with the Merger; and

•	the ability to attract and retain key personnel;

•	the fact that, while the Merger is expected to be completed, there can be no assurance that all conditions to complete the Merger will be satisfied or waived, and, as a result, it is possible that the Merger might not be completed even if the requisite number of Shares are tendered;

•	the risk of any possible adverse effect on the business, the Share price and ability to attract and retain key employees, customers or suppliers if the Offer and the Merger were publicly announced but not consummated;

•	the fact that if the Merger occurs, the Company’s current stockholders would no longer participate in its future earnings and growth, if any, or benefit from increases, if any, in the value of the Shares or from any potential future sale of the Company to a third party;

•	the requirement that, if the Merger Agreement is terminated under specified circumstances, the Company must pay a termination fee of $3,000,000;

•	the possibility that potential acquirers may not wish to submit bids due, in part, to the termination fee and provisions of the Merger Agreement;

•	the fact that the receipt of the Offer Price in the Offer and the Merger by stockholders who are U.S. persons will generally be subject to U.S. federal income tax;

•	the fact that, if the Offer does not close, management will have expended significant time and effort in connection with the Offer and there may have been a significant disruption of management’s attention to the Company’s ongoing business operations;

•	the restrictions on the conduct of the Company’s business prior to the completion of the Merger, which prevent the taking of specified actions without the prior consent of Parent and which actions the Company might otherwise take in the absence of the pending Merger; and

•	the advisory, legal, accounting, filing and other fees, costs and expenses incurred and to be incurred by the Company.

In the course of reaching the determinations and decisions, and making the recommendation, described above, the Board considered the following factors relating to the procedural safeguards that the Board believed were present to ensure fairness of the Offer and the Merger, each of which the Board believed supported its decision and provided assurance of the fairness of the Offer and the Merger to the Company’s unaffiliated stockholders:

•	the fact that the Board was advised by Duff & Phelps, as financial advisor, and by Sheppard Mullin and Morris Nichols, as legal advisors, each of which is a highly qualified, independent advisor;

•	the fact that the Board met regularly with its legal advisors to assist the Board in evaluating and negotiating the legal terms of the Merger Agreement;

•	the fact that the Board had no obligation to recommend the Offer or the Merger or any other business combination or strategic transaction and could reject the Offer or the Merger or any other business combination or strategic transaction;

•	the fact that the Offer Price and other terms and conditions of the Merger Agreement were the product of extensive arms’-length negotiations between the Board and its legal advisors, acting at the direction of the Board, on the one hand, and Parent and its legal advisors, on the other hand;

•	that the terms of the Merger Agreement and related agreements were designed to encourage a superior proposal, including:

•

the Board’s ability, under certain circumstances, to consider an unsolicited alternative acquisition proposal received from a third party if the Board determines in good faith, after consultation with outside legal counsel, that failure to consider and respond to such acquisition proposal would be inconsistent with the directors’ fiduciary duties and, after consultation with outside legal counsel and its financial advisor, that such acquisition proposal either constitutes or would reasonably be expected to result in a proposal superior to the Offer and Merger;

•	the Board’s ability, under certain circumstances, to change its recommendation, accept a superior proposal and terminate the Merger Agreement; and

•	the fact that the fees payable by the Company for terminating the Merger Agreement in order to accept a superior proposal are within the customary range;

•	the fact that the Merger will not occur and stockholders who did not tender their shares pursuant to the Offer will not have their shares cashed out in the Merger unless a majority of the Company’s stockholders, representing in excess of 50.0% of the Fully Diluted Shares, accept the Offer and tender their Shares;

•	the fact that neither the Offer nor the Merger is conditioned upon employment or other arrangements between senior management and Parent; and

•	the fact that Company is not aware of any firm offers by any other person during the past 3 years with respect to a business combination or change in control transaction.

The foregoing discussion of the information and factors considered by the Board includes the material factors considered by the Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, including the Board’s determination as to fairness, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendation. In addition, individual directors may have given different weights to different factors. The Board approved the Merger Agreement and made its determinations and recommendation as to the Offer and the Merger based upon the totality of the information presented to and considered by it.

Opinion of the Company’s Financial Advisor

On June 14, 2018, the Company engaged Duff & Phelps to serve as an independent financial advisor to the Board (solely in their capacity as members of the Board) to provide an opinion as to the fairness, from a financial point of view, to the holders of the Company Common Stock (the “Stockholders”) of the Offer Price to be received by the Stockholders in the Transaction (as defined herein).

Parent, Sub, and the Company entered the Merger Agreement, which provides, among other things, that the following transactions be effected pursuant to the terms and subject to the conditions set forth therein: (i) the Offer; and (ii) the Merger, pursuant to which each issued and outstanding share of Company Common Stock (other than certain shares to be cancelled in accordance with the Merger Agreement and Dissenting Shares) will be converted into the right to receive the Offer Price (collectively, the “Transaction”).

On July 3, 2018, representatives of Duff & Phelps reviewed with the Board its fairness analyses of the Transaction, responded to questions from the Board and delivered its oral opinion, subsequently confirmed in writing (the “Opinion”), to the Board that, as of July 5, 2018, and based upon and subject to the assumptions, qualifications and limiting conditions contained in the Opinion and discussed with the Board, the Offer Price to be received by the Stockholders in the Transaction is fair from a financial point of view to such holders.

The full text of the Opinion is attached as Annex A to this Schedule and is incorporated herein by reference. The full text of the Opinion sets forth a description of the assumptions made, procedures followed, matters considered and qualifications and limitations in rendering the Opinion. We urge you to read Duff & Phelps’ opinion carefully and in its entirety.

Duff & Phelps provided the Opinion for the use and benefit of the Board in connection with its consideration of the Transaction. The Opinion (i) does not address the merits of the underlying business decision to enter into the Transaction versus any alternative strategy or transaction; (ii) does not address any transaction related to the Transaction; (iii) is not a recommendation as to how the Board or any stockholder should vote or act with respect to any matters relating to the Transaction, or whether to proceed with the Transaction or any related transaction, and (iv) does not indicate that the consideration received is the best possibly attainable under any circumstances. Instead, the Opinion states whether the consideration to be received in the Transaction is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analyses on which the Opinion is based. Duff & Phelps did not review or advise the Board with respect to any alternative transaction.

In connection with the Opinion, Duff & Phelps made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analyses with respect to the preparation of the Opinion included, but were not limited to, the items summarized below:

•	Reviewed the following documents:

•	The Company’s annual reports and audited financial statements on Form 10-K filed with the SEC for the fiscal years ended March 31, 2014 through March 31, 2017 and the Company’s unaudited interim financial statements for the nine months ended December 31, 2017 included in the Company’s Form 10-Q filed with the SEC;

•	Unaudited financial information for the Company for the years ended March 31, 2014 through March 31, 2018, which the Company’s management identified as being the most current financial statements available;

•	Other internal documents relating to the history, current operations, and probable future outlook of the Company, including financial projections, provided by management of the Company (the “Xplore Management Projections”);

•	A letter dated July 3, 2018 from the management of the Company which made certain representations as to historical financial statements, the Xplore Management Projections and the underlying assumptions; and

•	Documents related to the Transaction, including (i) the Merger Agreement dated July 5, 2018, and (ii) the Tender and Support Agreement, dated July 5, 2018;

•	Discussed the information referred to above and the background and other elements of the Transaction with the management of the Company;

•	Reviewed the historical trading price and trading volume of the Company Common Stock, and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;

•	Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant, and an analysis of selected transactions that Duff & Phelps deemed relevant; and

•	Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

In performing its analyses and rendering the Opinion with respect to the Transaction, Duff & Phelps, with the Company’s consent:

•	Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company management, and did not independently verify such information;

•	Relied upon the fact that the Board and the Company have been advised by counsel as to all legal matters with respect to the Transaction, including whether all procedures required by law to be taken in connection with the Transaction have been duly, validly and timely taken;

•	Assumed that any estimates, evaluations, and forecasts, and Xplore Management Projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of management of the Company, and Duff & Phelps did not express any opinion with respect to such Xplore Management Projections or the underlying assumptions;

•	Assumed that information supplied and representations made by Company management are accurate regarding the Company and the Transaction;

•	Assumed that the representations and warranties made in the Merger Agreement are accurate;

•	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

•	Assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of the Company since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;

•	Assumed that all of the conditions required to implement the Transaction will be satisfied and that the Transaction will be completed in accordance with the Merger Agreement without any amendments thereto or any waivers of any terms or conditions thereof; and

•	Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or the contemplated benefits expected to be derived in the Transaction.

To the extent that any of the foregoing assumptions or any of the facts on which the Opinion is based prove to be untrue in any material respect, the Opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps’ analyses and in connection with the preparation of the Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Transaction.

Duff & Phelps delivered its oral opinion on July 3, 2018 and the written Opinion on July 5, 2018. The Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of such date, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Duff & Phelps after July 5, 2018.

Duff & Phelps did not evaluate the Company’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). Duff & Phelps was not requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Transaction, the assets, businesses or operations of the Company, or any alternatives to the Transaction, (ii) negotiate the terms of the Transaction, and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from the Company’s perspective, that could, under the circumstances, be negotiated among the parties to the Merger Agreement and the Transaction, or (iii) advise the Board or any other party with respect to alternatives to the Transaction.

Duff & Phelps did not express any opinion as to the market price or value of the Company Common Stock (or anything else) after the announcement or the consummation of the Transaction. The Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, analysis of the Company’s credit worthiness, tax advice or accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal, tax or accounting matter.

In rendering the Opinion, Duff & Phelps did not express any opinion with respect to the amount or nature of any compensation to any of the Company’s officers, directors, or employees, or any class of such persons, relative to the consideration to be received by the holders of the Company Common Stock in the Transaction, or with respect to the fairness of any such compensation.

Summary of Financial Analyses by Duff & Phelps

Set forth below is a summary of the material analyses performed by Duff & Phelps in connection with providing the Opinion to the Board. This summary is qualified in its entirety by reference to the full text of the Opinion, attached hereto as Annex A. While this summary describes the analyses and factors that Duff & Phelps deemed material in its presentation to the Board, it is not a comprehensive description of all analyses and factors considered by Duff & Phelps. The preparation of a fairness opinion is a complex process that involves various determinations as to appropriate and relevant methods of financial analyses and the application of these methods to the particular circumstances. Therefore, neither the Opinion nor Duff & Phelps’ underlying analysis is susceptible to partial analyses or summary description. In arriving at its opinion, Duff & Phelps did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Duff & Phelps’ analyses must be considered as a whole and selecting portions of its analyses and of the factors considered by it in rendering the Opinion, without considering all analyses and factors, could create a misleading or incomplete view of the evaluation process underlying the Opinion. The conclusion reached by Duff & Phelps was based on all analyses and factors taken as a whole, and also on the application of Duff & Phelps’ own experience and judgment.

The financial analyses summarized below include information presented in tabular format. In order for Duff & Phelps’ financial analyses to be fully understood, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses undertaken by Duff and Phelps. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Duff & Phelps’ financial analyses.

Valuation Analyses

As part of its analyses, Duff & Phelps performed an enterprise valuation analysis of the Company using generally accepted valuation methodologies.

Discounted Cash Flow Analysis

Duff & Phelps performed a discounted cash flow analysis of the projected unlevered free cash flows of the Company for the fiscal years ending March 31, 2019 through March 31, 2025. Duff & Phelps defines “free cash flow” as the cash generated by the Company’s existing businesses and future new initiatives, that is available either to reinvest, reduce its debts, or to distribute to shareholders. The discounted cash flow analysis was used to determine the net present value of projected unlevered free cash flows utilizing an appropriate cost of capital for the discount rate, which reflects the relative risk associated with these cash flows as well as the rates of return that security holders could expect to realize on alternative investment opportunities with similar risk profiles to the Company. Certain non-cash charges and certain costs associated with the Company being a publicly listed company were excluded from the financial projections, as Duff & Phelps believes it is possible that such costs could be eliminated as a result of a sale of the Company, such as the Transaction.

Duff & Phelps used discount rates ranging from approximately 18.3% to 21.4% to discount the projected unlevered free cash flows related to the Company’s existing product lines, its future new initiative growth opportunities, and the estimated terminal value. Duff & Phelps believes that this range of discount rates is consistent with the rate of return that shareholders could expect to realize on alternative investment opportunities with similar risk profiles to the Company’s existing and new initiative growth opportunity business. This range of discount rates was developed using an estimated cash flow weighting of 13.75% to 15.75% for the Company’s existing product lines and 35.0% for the Company’s future new initiative growth opportunities, representing a late-stage venture capital return that is appropriate for the commercial and other risks associated with the launch of the Company’s future new initiative growth opportunities into new product segments and service lines. Duff & Phelps calculated the projected unlevered free cash flows by taking the Company’s earnings before interest and taxes (“EBIT”), subtracting taxes, adding back depreciation and amortization, and subtracting capital expenditures and changes in working capital. Duff & Phelps calculated the terminal value as in 2025 using a perpetuity growth formula by capitalizing the normalized fiscal 2025 free cash flow using a 3.0% terminal growth rate and a discount rate ranging from approximately 18.3% to 21.4%.

Based on these assumptions, Duff & Phelps’ discounted cash flow analysis indicated an estimated enterprise value for the Company of $61,400 thousand to $77,700 thousand. Based on Duff & Phelps’ estimated enterprise value range, the implied range of multiples of enterprise value to latest twelve months’ EBITDA and latest twelve months’ revenue were 15.2x to 19.2x and 0.71x to 0.89x, respectively.

Selected Public Companies Reviewed

Duff & Phelps compared certain financial performance metrics of the Company to corresponding data and ratios from eight publicly traded companies in the technology, hardware, storage, and peripherals, electronic components, and electronic equipment and instruments industries that Duff & Phelps deemed relevant to its analysis. The eight companies reviewed were:

•	Getac Technology Corporation;

•	HannsTouch Solution Incorporated;

•	Optimax Technology Corporation;

•	Panasonic Corporation;

•	Silitech Technology Corporation;

•	Twinhead International Corp.;

•	WinMate, Inc.; and

•	Zebra Technologies Corporation

Although none of these selected public companies is directly comparable to the Company, Duff & Phelps reviewed these companies based on their relative similarity, primarily in terms of business model and primary customer end markets, to that of the Company’s existing business and future new initiative growth opportunities. For purposes of its analysis, Duff & Phelps used certain publicly available historical financial data and consensus equity analyst estimates for the selected public companies.

As the Company, at the time the Opinion was delivered, was still experiencing significant growth and EBITDA margins had not yet stabilized, Duff & Phelps determined it was not possible to develop a meaningful indication of value for the Company using selected public companies or selected M&A transactions and such review was primarily used to assess the reasonableness of the Company’s implied multiples using the discounted cash flow analysis.

The tables below summarize certain observed trading multiples and historical and projected financial performance of the selected public companies as of July 3, 2018. The revenue and EBITDA estimates for 2018 and projected 2019 in the tables below for the selected public companies were derived based on information for the 12-month periods ending closest to the Company’s 2019 and 2020 fiscal years for which information was available.

	Revenue Growth			EBITDA Growth			EBITDA Margin
	LTM	2018E	2019P	LTM	2018E	2019P	LTM	2018E	2019P
Getec Technology Corporation	5.9%	9.1%	9.9%	3.2%	19.6%	15.4%	14.3%	16.3%	17.1%
HannsTouch Solution Incorporated	-13.5%	4.1%	NA	-19.2%	NA	NA	48.4%	NA	NA
Optimax Technology Corporation	-3.3%	NA	NA	7.8%	NA	NA	23.2%	NA	NA
Panasonic Corporation	8.7%	4.0%	4.7%	20.1%	10.5%	10.5%	8.4%	8.9%	9.4%
Silitech Technology Corporation	-1.9%	NA	NA	NM	NA	NA	0.1%	NA	NA
Twinhead International Corp.	-2.2%	NA	NA	NA	NA	NA	-14.9%	NA	NA
WinMate, Inc.	7.1%	14.4%	NA	-13.7%	19.8%	NA	14.2%	15.2%	NA
Zebra Technologies Corporation	6.8%	7.7%	3.1%	16.9%	23.2%	5.7%	18.4%	20.0%	20.5%
Mean	0.9%	7.9%	5.9%	2.5%	18.3%	10.5%	14.0%	15.1%	15.7%
Median	2.0%	7.7%	4.7%	5.5%	19.7%	10.5%	14.2%	15.7%	17.1%
The Company	11.7%	9.4%	25.9%	677.0%	20.3%	132.8%	4.7%	5.1%	9.5%

Enterprise Value as a Multiple of:
	LTM EBITDA	2018E EBITDA	2019P EBITDA	LTM EBIT	2018E EBIT	2019P EBIT	LTM Revenue
Getec Technology Corporation	7.0x	5.8x	5.0x	9.4x	8.2x	6.5x	1.00x
HannsTouch Solution Incorporated	11.1x	NA	NA	NM	41.2x	NA	5.38x
Optimax Technology Corporation	13.8x	NA	NA	33.0x	NA	NA	3.21x
Panasonic Corporation	5.5x	5.0x	4.5x	9.0x	NA	NA	0.47x
Silitech Technology Corporation	NM	NA	NA	NM	NA	NA	0.62x
Twinhead International Corp.	NM	NA	NA	NM	NA	NA	1.65x
WinMate, Inc.	12.0x	10.0x	NA	15.1x	10.2x	NA	1.70x
Zebra Technologies Corporation	14.2x	12.5x	11.8x	21.4x	13.8x	13.0x	2.61x
Mean	10.6x	8.3x	7.1x	17.6x	18.4x	9.7x	2.08x
Median	11.5x	7.9x	5.0x	15.1x	12.0x	9.7x	1.68x

LTM = Latest twelve months for which financial information was available.

Enterprise Value = (Market Capitalization) + (Debt + Preferred Stock + Non-Controlling Interest) – (Cash & Equivalents)

EBITDA = Earnings Before Interest, Taxes, Depreciation and Amortization

EBIT = Earnings Before Interest and Taxes

Source: Bloomberg, Capital IQ, SEC Filings

Selected M&A Transactions Reviewed

Duff & Phelps reviewed the target companies involved in 11 selected merger and acquisition transactions listed in the below table. The selection of these transactions was based, among other things, on the target company’s industry, the relative size of the transaction compared to the Transaction, and the availability of public information related to the selected transaction. The selected transactions indicated (i) enterprise value to last twelve months’ EBITDA multiples ranging from 7.8x to 27.3x, with a median of 16.6x and a mean of 16.6x, and (ii) enterprise value to last twelve months’ revenue multiples ranging from 0.68x to 3.92x, with a median of 2.26x and a mean of 2.29x.

Date Announced	Acquirer Name	Target Name
Apr. 2018	Francisco Partners Management LLC, British Columbia Investment Management Corporation	VeriFone Systems, Inc.
Feb. 2018	Motorola Solutions, Inc.	Avigilon Corporation
Dec. 2017	Xylem Inc.	Pure Technologies Ltd.
Mar. 2017	Hon Hai Precision Industry Co., Ltd.	Smart Technologies, Inc.
Jan. 2017	Keysight Technologies, Inc.	Ixia
Oct. 2016	GN Netcom A/S	VXi Corporation
Apr. 2016	Corning Incorporated	Alliance Fiber Optic Products, Inc.
Apr. 2016	MTS Systems Corporation	PCB Group, Inc.
Aug. 2015	Leyard American Corporation	Planar Systems, Inc.
Apr. 2014	Zebra Technologies Corporation	Motorola Solutions, Inc., Enterprise Business
Oct. 2013	Curtiss-Wright Controls, Inc.	Parvus Corporation

Premiums Paid Analysis

Duff & Phelps reviewed the premiums paid by acquirers over the public market trading prices in merger and acquisition transactions involving a change of control of the target. Duff & Phelps provided a premiums paid analysis to the Board as supplementary analysis for informational purposes. Duff & Phelps did not explicitly estimate the value of the Company Common Stock based on the premiums paid analysis and it was not part of Duff & Phelps’ financial analyses that supported the Opinion. The merger and acquisition transactions analyzed by Duff & Phelps included transactions announced after July 2015 involving target companies with businesses deemed relevant by Duff & Phelps. The following summarizes the results of the review:

		Stock Price Premium (Median)
	Number of Transactions	1-Day Prior (%)	1-Week Prior (%)	1-Month Prior (%)
Electronic Equipment and Hardware	3	51.9	52.2	41.7
U.S. Companies with Enterprise Value between $25 and $100 million	13	48.0	54.6	61.9
Total U.S. M&A Activity	196	25.8	27.6	28.6

Duff & Phelps noted that based on the premiums paid analysis the Offer Price to be received by the Stockholders of the Company pursuant to the Merger Agreement implied a 76.0% premium over the Company Common Stock’s closing price of $3.41 per share on June 26, 2018, the trading day a week prior to the delivery of its fairness opinion to the Board.

Summary of Analyses

The range of indicated enterprise values for the Company that Duff & Phelps derived from its discounted cash flow analysis was $61,400 thousand to $77,700 thousand. Duff & Phelps’ concluded enterprise value does not include the selected public companies and M&A transaction analyses, as described above.

Based on the concluded enterprise value, Duff & Phelps estimated the range of aggregate equity value of the Company to be approximately $67,980 thousand to approximately $84,359 thousand by adjusting the enterprise value as follows:

•	Adding cash and equivalents of approximately $46 thousand as of March 31, 2018;

•	Adding the present value of working capital adjustment related to a planned inventory reduction of approximately $18,313 thousand;

•	Adding the present value of the net operating loss tax benefits ranging from approximately $2,380 thousand to approximately $2,459 thousand; and

•	Subtracting debt of approximately $14,159 thousand as of March 31, 2018.

Summary Conclusion

Based on the foregoing analysis, and subject to the assumptions, qualifications and limiting conditions, Duff & Phelps estimated the value of each common share, including in-the-money options, restricted stock units, and employee stock purchase plan issuances on a fully diluted basis, to range from $5.10 to $6.33 per share. Duff & Phelps noted that the Offer Price to be received by the Stockholders of the Company (other than certain shares to be cancelled in accordance with the Merger Agreement and Dissenting Shares) pursuant to the Merger Agreement was within the range of the per share value indicated by its analyses.

The Opinion and financial analyses were only one of the many factors considered by the Board in their evaluation of the Transaction and should not be viewed as determinative of the views of the Board.

Miscellaneous

The issuance of Duff & Phelps’ opinion was approved by its fairness review committee.

Duff & Phelps is a premier global valuation and corporate finance advisor that is regularly engaged to provide financial advisory services, including fairness opinions, in connection with mergers and acquisitions, leveraged buyouts, going-private transactions and recapitalization transactions. Since 2005, Duff & Phelps has rendered over 680 fairness opinions in transactions aggregating more than $200 billion and is regularly engaged in the valuation of businesses and securities in the preparation of fairness opinions in connection with mergers, acquisitions and other strategic transactions.

The terms of the fee arrangements with Duff & Phelps, which the Company believes are customary in transactions of this nature, were negotiated at arm’s length, and the Board of Directors is aware of these fee arrangements. Of Duff & Phelps’ professional fees, 50% became payable upon its engagement and the balance became payable when it informed the Board of Directors that it was prepared to deliver the Opinion. No portion of Duff & Phelps’ fee was contingent upon either the conclusion expressed in the Opinion or whether or not the Transaction is successfully consummated. The Company has also agreed to pay Duff & Phelps’ reasonable out-of-pocket expenses and to provide customary indemnification.

Other than this engagement, during the two years preceding the date the Opinion was delivered, Duff & Phelps has not had any material relationship with any party to the merger agreement for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation understood to be contemplated.

Tender

To the Company’s knowledge, after making reasonable inquiry, all of the Company’s directors intend to tender all of their Shares in the Offer and the Company’s executive officers intend to tender all of their Shares in the Offer or hold their Shares for conversion in the Merger.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used

Duff & Phelps was retained as an independent financial advisor to the Board (solely in their capacity as members of the Board) pursuant to an engagement letter dated June 14, 2018 as described above in “The Solicitation or Recommendation—Background and Reasons for the Board’s Recommendation—Opinion of the Company’s Financial Advisor.”

Also see the matters described above in “Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company.”

Except as described above, neither the Company nor any person acting on its behalf has employed, retained, compensated or used any person to make solicitations or recommendations with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company

No transactions in the Shares have been effected during the past 60 days by the Company or any of its subsidiaries or, to the best of the Company’s knowledge, by any executive officer, director or affiliate of the Company, other than payroll deductions related to the employee stock purchase program, issuances of stock under the employee stock purchase program totaling 10,094 shares on July 9, 2018, and exercises of options resulting in a net issuance of 82,823 shares on July 6, 2018.

See Item 3 regarding issuances of restricted shares.

Item 7.	Purposes of the Transaction and Plans or Proposals

Except as set forth in this Schedule or incorporated in this Schedule by reference, no negotiations are being undertaken or are underway by the Company in response to the Offer, which relate to (i) a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (iii) a Parent, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Schedule, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information

Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the effective time of the Merger who have not properly tendered their Shares pursuant to the Offer and who have complied with the requirements under Section 262 of the DGCL will be entitled to appraisal rights in connection with the Merger.

The following discussion summarizes appraisal rights of stockholders under the DGCL in connection with the Merger and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule as Annex B. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the effective time of the Merger as to which appraisal rights are asserted. A person holding a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

Stockholders should carefully review the full text of Section 262 of the DGCL, particularly the procedural steps required to perfect appraisal rights, as well as the information discussed below. Failure to fully and precisely follow the steps required by Section 262 of the DGCL for the perfection of appraisal rights may result in the loss of those rights.

Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the effective time of the Merger and who (i) did not tender such Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have such Shares appraised by the Delaware Court of Chancery (the “Court of Chancery”) and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, as determined by such court. The “fair value” could be greater than, less than or the same as the Offer Price.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262. THIS SCHEDULE CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. An authorized committee of the Board has fixed 5:00 p.m. (eastern time) on July 12, 2018 as the record date for the purposes of determining the stockholders entitled to receive this notice of appraisal. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who tender Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather will receive an amount in cash equal to the Offer Price.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to any Shares, such stockholder must do all of the following:

•	within the later of the consummation of the Offer, which shall occur on the date on which acceptance for purchase of the Shares occurs, and 20 days after the date of mailing of this notice, send to the Company at the address indicated below a written demand for appraisal of such Shares, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder intends thereby to demand appraisal of his, her or its Shares;

•	not tender such Shares in the Offer; and

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the effective time of the Merger.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Merger to those stockholders of the Company who made a written demand for appraisal pursuant to the first bullet above on or within 10 days after the effective date of the Merger, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have submitted a written demand for appraisal in accordance with the first bullet above and are entitled to appraisal rights will receive such notice of the effective date. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to make a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to Xplore Technologies Corp., 8601 RR 2222 Building II, Suite 100, Austin, TX 78730, attention: Tom Wilkinson. The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the effective time of the Merger, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is otherwise entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and properly demanded appraisal of such Shares. If no such petition is filed within that 120 day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition and holders should not assume that the Company will file a petition, or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the effective time of the Merger, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving

Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivering of demands for appraisal, whichever is later. Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit stock certificates held by them, if any, to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding, and if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder. The Court of Chancery shall dismiss the proceedings as to all stockholders who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares or (2) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million.

Determination of Fair Value

After the Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, and except as provided in the following sentence, interest from the effective time of the Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective time of the Merger and the date of payment of the judgment. At any time before the entry of judgment in the appraisal proceeding, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided in the preceding sentence only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of Shares as determined by the Court of Chancery and (2) interest theretofore accrued, unless paid at that time.

In determining fair value, the Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on the factual circumstances, may or may not be a dissenter’s exclusive remedy.

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and each of Parent and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such stockholder’s stock certificates, if any, to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and in the case of holders of Shares represented by certificates upon the surrender to the Surviving Corporation of such stockholder’s certificates. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable in the circumstances. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the effective time of the Merger, be entitled to vote his, her or its Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the effective time of the Merger.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal with respect to such Shares, such Shares will be deemed to have been converted at the effective time of the Merger into the right to receive the Offer Price. If no petition for appraisal is filed with the Court of Chancery within 120 days after the effective time of the Merger, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Offer Price. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. In addition, a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the Offer Price by delivering to the Company a written withdrawal of such stockholder’s demand for appraisal and acceptance of the terms of the Merger either within 60 days after the effective time of the Merger or thereafter with the written approval of the Company. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery will be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however, that the limitation set forth in this sentence will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the Offer Price within 60 days after the effective time of the Merger.

If you wish to exercise your appraisal rights with respect to any Shares, you must not tender such Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If you tender your Shares in the Offer or fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule.

Directors and Executive Officers of the Company

Set forth below are the names of the Company current directors and executive officers, as well as certain information pertaining to such individuals, including short summaries of their material occupations, positions, offices and employment during the past five years.

Directors:

Thomas B. Pickens III has served as a member of the Board since November 2016, and currently serves as Chairman. From 1982 to 1984, Mr. Pickens was the founder and President of Beta Computer Systems, Inc.; from 1985 to 1995 founder and President of T.B. Pickens & Co.; from 1986 to 1988 founder and General Partner of Grace Pickens Acquisition Partners L.P.; from 1988 to 1989 founder and Managing Partner of Sumpter Partners. From 1988 to 1994 Mr. Pickens was the CEO of Catalyst Energy Corporation and CEO of United Thermal Corporation (NYSE), President of Golden Bear Corporation, President of United Hydro, Inc., President of Slate Creek Corporation and President of Eury Dam Corporation. From 1995 to 2003 Mr. Pickens was the founder and CEO of U.S. Utilities, The Code Corporation, Great Southern Water Corp., South Carolina Water & Sewer, Inc. and the founder and Managing Partner of Pickens Capital Income Fund L.P. From 2004 to 2006 he was the Co-Chairman of the Equity Committee during the bankruptcy of Mirant, Corp. (NASDAQ: MIRKQ). Mr. Pickens is currently the Chairman of the Board of Astrotech Corporation, 1st Detect Corporation, Astrogenetix Corporation and Astral Images, Inc. and is the Lead Independent Director of Xplore Technologies Corporation. He has served as the Chairman of the Board of Astrotech Space Operations, Inc., Beta Computer Systems, Inc., Catalyst Energy Corporation, United Thermal (NYSE), Century Power Corporation, Vidilia Hydroelectric Corporation, U.S. Utilities, Great Southern Water Corp. and South Carolina Water & Sewer, Inc. He has served as a member on the boards of Trenwick America Reinsurance Corporation, Spacehab Inc. (NASDAQ), Advocate MD, Optifab, Inc. (NASDAQ) and was the New York chapter Chairman of United Shareholders Association, a shareholders rights organization.

Andrea Goren has served as a member of the Board since December 2004. Mr. Goren is a Managing Director of SG Phoenix Ventures LLC, a private equity firm, and has served in that capacity since May 2003. In December 2010, Mr. Goren was appointed as Chief Financial Officer of iSign Solutions Inc. (OTCQB: ISGN). Mr. Goren has also served as a director of iSign Solutions Inc. since August 5, 2010. From January 2008 to January 2010, Mr. Goren served as a director of The Fairchild Corporation. Mr. Goren is co-manager of the managing member of Phoenix, our largest stockholder.

Robert N. McFarland has served as a member of the Board since August 2017. Most recently, Mr. McFarland served as Assistant Secretary for Information and Technology in the Department of Veterans Affairs (VA) from 2004 through 2006. Since leaving the VA, Mr. McFarland has been providing consulting services in his individual capacity. Prior to joining the VA, Mr. McFarland served as Vice President of Governmental Relations with Dell Computer Corporation, and served in various other management positions with Dell beginning in 1996.

Kent A. Misemer has served as a member of the Board since November 2011. Mr. Misemer has been self-employed as a consultant and investor since 2009. From 2003 through 2009, Mr. Misemer was the Chief Executive Officer and President of Liberty Propane, LLC, a portfolio company of Sterling Capital Partners, an independent retail propane company, which was sold in December 2009. Previously, Mr. Misemer was the President and Chief Executive Officer of Propane Continental. In addition to being a co-founder of Liberty Propane, Mr. Misemer was also involved in the creation of Propane Continental and Tri-Power Fuels, Inc. Mr. Misemer formerly served as a director and member of the audit committee of Cornerstone Records Management, LLC, a private data storage and offsite data management company, until October 2013, when the company was sold. Mr. Misemer formerly served as a director of Pro-Tech Industries, Inc. (OTCQB: PTCK), a regional leader in design/build services for the Fire Life Safety, alarm/detection, electrical and voice/data communications infrastructure segments through January 2012.

Donald F. Neville has been a member of the Board since January 2017. Mr. Neville is currently the Chief Executive Officer and Chairman of the Board of Terra-HydroChem, Inc. Mr. Neville served as a board member and chair of the audit committee for Stubb’s Legendary Bar-B-Q for over twenty years until that company was sold to McCormick’s in 2015. Mr. Neville previously held executive positions at Field Asset Services, Inc., Reddwerks Corporation, Argyle Security, Inc. (OTCBB: ARGL), ClearCube Technology, Inc. and other technology companies. Mr. Neville began his career as a CPA with Deloitte.

Executive Officers:

Tom Wilkinson has served as the Company’s Chief Executive Officer since October 31, 2017, and was the Company’s Chief Financial Officer from November 2015 until May 2018. He also served as our Interim Chief Financial Officer beginning in August 2015. Prior to joining the Company as Chief Financial Officer, Mr. Wilkinson was Chief Financial Officer for Amherst Holdings, a financial services company, beginning in January 2014. Prior to joining Amherst Holdings, Mr. Wilkinson was Managing Partner of PMB Helin Donovan through November 2013, after having been a founding partner of the firm in 2002.

Patrick McClain is the Chief Financial Officer at the Company and joined the company in May 2018. Mr. McClain has more than 30 years of senior management and financial experience at a variety of global technology companies, both public and private. He also has extensive experience in acquisitions, mergers, and spin-outs. Most recently, Mr. McClain served as Executive Vice President, CFO and Treasurer at Falconstar Software, a New-York-based public company where he played a key role in the company turnaround. Previously, Mr. McClain served as CFO at Aurea Software (an ESW/Trilogy company) and Rules-Based Medicine (Myriad RBM), both recognized for their high growth rates. McClain started his career at Price Waterhouse Coopers.

John Graff is the chief revenue officer for the Company and has served in this position since April 2018. He previously served as the vice president of marketing for the Company, during which time he was responsible for the ideation and oversight of strategic, integrated communications and product marketing initiatives. Mr. Graff has more than 25 years of business-to-business (B2B) marketing experience and a strong track record of innovation, change and evolution within the technology industry. During his career at National Instruments, Graff was recognized for his ability to effectively capitalize on new trends and technologies in marketing to drive measurable revenue growth and profitability for the company. He also developed and led highly-engaged sales, marketing, customer operations, and product marketing teams as vice president of marketing, vice president of Americas sales and marketing, and most recently, vice president of corporate marketing.

Tim Dehne is the chief operating officer for the Company and has served in this position since May 2018 (In this role, he is responsible for engineering, operations and strategic business initiatives. Dehne brings more than 30 years of technology business experience in a variety of engineering, marketing, and leadership roles. Most recently, Dehne served as the vice president of engineering for Briggo, Inc., a privately-held corporation in Austin, Texas. Prior to this position, he served as vice president of systems research & development, and then vice president of global marketing, at Luminex Corporation, an Austin-based company that develops, manufactures, and markets biological testing technologies with applications throughout the life science and diagnostic industries. Prior to Luminex, Dehne held various engineering and marketing executive positions at National Instruments (NI), during which time he helped drive the company’s growth to more than 4,000 employees and over $800 million in annual revenue. He ended his tenure at NI as senior vice president of, research & development.

None of the Company’s directors or executive officers have been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors). None of the Company’s directors or executive officers have been party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each of the Company’s directors and executive officers is a citizen of the United States. With respect to the Company, the business address and phone number of the directors and executive officers is the same as that of the Company noted above.

Share Repurchases by the Company

Upon the vesting or payment of stock awards, an employee may elect receipt of the full share amount and either pay the resulting taxes or sell shares in the open market to cover the tax obligation. The Company sometimes elects to purchase these shares rather than allow them to be sold in the open market. These repurchase are in addition to the program authorized by the Board described above.

The following table provides information with respect to purchases made by or on behalf of the Company or any “affiliated Parent” (as defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, as amended) of Shares for each quarter during the past two years.

Fiscal 2017	Shares Repurchase	Average Parent Price per Share	Range of Parent Prices
First Quarter	—	—	—
Second Quarter	—	—	—
Third Quarter	—	—	—
Fourth Quarter	—	—	—

Fiscal 2018
First Quarter	—	—	—
Second Quarter	—	—	—
Third Quarter	—	—	—
Fourth Quarter

Book Value and Ratio of Earnings to Fixed Charges

The Company’s book value per Share (issued) as of March 31, 2018 was $2.73. The Company’s net tangible book value per Share (excluding goodwill and other intangible assets) as of March 31, 2018 was $1.27. The Company’s ratio of earnings to fixed charges for the fiscal quarter ended March 31, 2018, and the calculation thereof, is set forth below:

Computation of Ratio of Earnings to Fixed Charges for the Fiscal Quarter Ended March 31, 2018

(dollars in thousands, except ratio)

Earnings:
Loss before income taxes	$659
Loss/(Gain) from equity investees	—
Fixed charges	218

Total of earnings plus fixed charges	$877

Fixed Charges:
Interest expense	$218
Estimated interest portion of rental expense	—

Total fixed charges	$218

Ratio of earnings to fixed charges	4.0

Forward–Looking Statements

This Schedule may contain forward-looking statements about such matters as: the Offer and the Merger, the conditions to consummation thereof, the terms thereof and related matters; the effects of the Offer and the Merger under our equity award and benefit plans and agreements or our credit agreement; our outlook for 2018; future or targeted operational and financial performance; financial projections or estimates prepared by management; growth prospects and rates; the markets we serve; future or targeted profitability, cash flow, liquidity, sales, costs and expenses, tax rates, working capital, inventory levels, debt levels, capital expenditures, EBITDA, cost savings and business opportunities and positioning; strategic plans; cost, inventory and supply-chain management; rationalization and related activities; the impact of rationalization, product line changes, cost competitiveness and liquidity initiatives; expected or targeted changes in production capacity or levels, operating rates or efficiency in our operations or our competitors’ or customers’ operations; future prices and demand for our products; product quality; diversification, new products and product improvements and their impact on our business; the integration or impact of acquired businesses; investments, acquisitions, asset sales or divestitures that we may make in the future; possible financing or refinancing (including factoring and supply-chain financing) activities; our customers’ operations, order patterns and demand for their products; the impact of customer bankruptcies; our position in markets we serve; regional and global economic and industry market conditions, including our expectations concerning their impact on us and our customers and suppliers; conditions and changes in the global financial and credit markets; legal proceedings and antitrust investigations; our liquidity and capital resources, tax rates and the effects of jurisdictional mix; the impact of accounting changes; and currency exchange and interest rates and changes therein.

We have no duty to update these statements. Our expectations and targets are not predictions of actual performance and historically our performance has deviated, often significantly, from our expectations and targets. Actual future events, circumstances, performance and trends could differ materially, positively or negatively, due to various factors, including: failure to satisfy the conditions contained in the definitive agreements relating to the tender offer and merger to consummation thereof, including due to material adverse changes affecting the Company or its prospects or failure to obtain regulatory approvals; litigation in relation to such transactions; events of default occurring or Parent obligations arising under our credit agreement related to the tender offer and merger, or otherwise (including by reason of cross default provisions thereunder);

restrictions on the conduct of our business in the ordinary course due to provisions under such definitive agreements; failure to achieve cost savings, EBITDA or other estimates; actual outcome of uncertainties associated with assumptions and estimates used when applying critical accounting policies and preparing financial statements; failure to successfully develop and commercialize new or improved products; adverse changes in cost, inventory or supply-chain management; limitations or delays on capital expenditures; business interruptions, including those caused by weather, natural disaster or other causes; delays or changes in, or non-consummation of, proposed or planned asset sales, divestitures, investments or acquisitions; failure to successfully integrate or achieve expected synergies, performance or returns expected from any completed investments or acquisitions; inability to protect our intellectual property rights or infringement of intellectual property rights of others; changes in market prices of our securities; changes in our ability to obtain new or refinance existing financing on acceptable terms, or at all; adverse changes in labor relations; adverse developments in legal proceedings or antitrust or other investigations; non-realization of anticipated benefits from, or variances in the cost or timing of, organizational changes, rationalizations and restructurings; loss of market share or sales due to rationalization, product-line changes or pricing activities; negative developments relating to health, safety or environmental compliance, remediation or liabilities; downturns, production reductions or suspensions or other changes in steel, electronics and other markets we or our customers serve; customer or supplier bankruptcy or insolvency events; political unrest which adversely impacts us or our customers’ businesses; declines in demand; intensified competition and price or margin decreases; manufacturing capacity increases; fluctuating market prices for our products, including adverse differences between actual prices and spot or announced prices; consolidation of steel producers; mismatches between manufacturing capacity and demand; significant changes in our provision for income taxes and effective income-tax rate; changes in the availability or cost of key inputs, including petroleum-based coke or energy; changes in interest or currency-exchange rates; inflation or deflation; failure to satisfy conditions to government grants; continuing uncertainty over fiscal or monetary policies or conditions in the U.S., Europe, China or elsewhere; changes in fiscal and monetary policy; a protracted regional or global financial or economic crisis; and other risks and uncertainties, including those detailed in our SEC filings, as well as future decisions by us.

Additional Information and Where It Can Be Found

The Company files documents from time to time with the SEC. These documents are available free of charge on the SEC’s website at http://www.sec.gov. In addition, the Company’s stockholders may obtain free copies of the documents filed with the SEC by contacting the Company’s Investor Relations Department at (512) 637-1162 or by accessing the Company’s investor relations website at https://www.xploretech.com/us/about-us/investor-relations/.

Item 9.	Material to be Filed as Exhibits

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit Number	Description

(a)(1)(A)	Schedule TO-T, dated July 17, 2018 (incorporated by reference to Schedule TO-T, filed by Parent on July 17, 2018)

(a)(1)(B)	Offer to Purchase, dated July 17, 2018 (incorporated by reference to Exhibit (a)(1)(A) to Schedule TO-T, filed by Parent on July 17, 2018)

(a)(1)(C)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to Schedule TO-T, filed by Parent on July 17, 2018)

(a)(5)(A)	Press Release of Company and Parent, dated July 5, 2018 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K, filed on July 5, 2018)

(a)(5)(B)*	Opinion of Duff & Phelps, LLC dated July 5, 2018 (included as Annex A to this Schedule 14D-9)

Exhibit Number	Description

(d)(3)	Non-Disclosure Agreement, dated as of January 31, 2018, by and between the Company and Parent (incorporated by reference to Exhibit (d)(3) to Schedule TO-T, filed by Parent on July 17, 2018)

(e)(1)	Agreement and Plan of Merger, dated July 5, 2018, among Parent, the Company, and Purchaser (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K, filed on July 5, 2018)

(e)(2)	Form of Tender and Support Agreement, dated July 5, 2018, among Parent, the Company, Purchaser and certain stockholders of Company (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed on July 5, 2018)

(e)(3)	Expense Reimbursement Letter Agreement among the Company, Phoenix Venture Fund LLC and Andax LLC (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K, filed on July 5, 2018)

(e)(4)	Advisory Agreement, dated July 3, 2018, by and between the Company and Thomas B. Pickens III (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K, filed on July 5, 2018)

(e)(5)	Amended and Restated Employee Bonus Plan (incorporated by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K, filed on July 5, 2018)

(e)(6)	2009 Stock Incentive Plan, including Form of Stock Option Agreement and Form of Restricted Share Agreement (incorporated by reference to Exhibit 10.31 of the Company’s Annual Report on Form 10-K, filed on August 14, 2009)

(e)(7)	Amendment to 2009 Stock Plan (incorporated by reference to Exhibit 10.5 of the Company’s Current Report on Form 8-K, filed on July 5, 2018)

(e)(8)	Form of Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.10 of the Company’s Annual Report on Form 10-K, filed on July 16, 2018)

(e)(9)	Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q, filed on February 13, 2009)

(e)(10)	Second Amended and Restated Certificate of Incorporation of Company (incorporated by reference to Exhibit 1 of the Company’s Current Report on Form 8-K, filed on November 2, 2012)

(e)(11)	Amended and Restated By-Laws of Company (incorporated by reference to Exhibit 3.2 of the Company’s Annual Report on Form 10-K, filed on June 29, 2016)

(e)(12)	Certificate of Designations of Series E Participating Preferred Stock of the Company (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K, filed on July 6, 2016)

(e)(13)	Rights Agreement, dated July 1, 2016, between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K, filed on July 6, 2016)

(e)(14)	Amendment No. 1 to Rights Agreement, dated October 4, 2017 (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K, filed on October 10, 2017)

(e)(15)	Second Amendment to Rights Agreement, dated July 3, 2018 (incorporated by reference to Exhibit 10.6 of the Company’s Current Report on Form 8-K, filed on July 5, 2018)

(g)	Not applicable

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Xplore Technologies Corp.

By:	/s/ Tom Wilkinson
Name:	Tom Wilkinson
Title:	Chief Executive Officer

Dated: July 17, 2018

ANNEX A

Confidential	July 5, 2018

Xplore Technologies Corp. 8601 RR 2222 Building 2, Suite 100 Austin, TX 78730

Ladies and Gentlemen:

Xplore Technologies Corp. (the “Company”) has engaged Duff & Phelps, LLC (“Duff & Phelps”) to serve as an independent financial advisor to the Board of Directors (the “Board of Directors”) of the Company (solely in their capacity as members of the Board of Directors) to provide an opinion (the “Opinion”) as of the date hereof as to the fairness, from a financial point of view, to the holders of Company Common Stock (as defined herein) (the “Stockholders”) of the Offer Price (as defined herein) to be received by the Stockholders in the contemplated transaction described below (the “Proposed Transaction”).

Description of the Proposed Transaction

It is Duff & Phelps’ understanding that Zebra Technologies Corporation, a Delaware corporation (“Parent”), Wolfdancer Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Sub”), and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) dated as of July 5, 2018, which provides for, among other things, (i) the commencement by Sub of a tender offer (the “Offer”) to purchase all of the outstanding shares of the common stock, par value $0.001 per share, of the Company (the “Company Common Stock”), at a price per share of $6.00, payable net to the seller thereof in cash, without interest (the “Offer Price”); and (ii) following the acceptance for payment of shares of Company Common Stock pursuant to the Offer, upon the terms and subject to the conditions set forth in the Merger Agreement, the merger of Sub with and into the Company, with the Company continuing as surviving corporation (the “Merger”), pursuant to which each issued and outstanding share of Company Common Stock (other than certain shares to be cancelled in accordance with the Merger Agreement and Dissenting Shares) will be converted into the right to receive the Offer Price.

Scope of Analyses

In connection with this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and

Duff & Phelps, LLC 55 East 52nd Street Floor 31 New York, NY 10055	T +1 212 871 2000	www.duffandphelps.com

Xplore Technologies Corp.

July 5, 2018

financial analyses with respect to the preparation of its Opinion included, but were not limited to, the items summarized below:

1.	Reviewed the following documents:

a.	The Company’s annual reports and audited financial statements on Form 10-K filed with the Securities and Exchange Commission (“SEC”) for the fiscal years ended March 31, 2014 through March 31, 2017 and the Company’s unaudited interim financial statements for the nine months ended December 31, 2017 included in the Company’s Form 10-Q filed with the SEC;

b.	Unaudited financial information for the Company for the years ended March 31, 2014 through March 31, 2018, which the Company’s management identified as being the most current financial statements available;

c.	Other internal documents relating to the history, current operations, and probable future outlook of the Company, including financial projections, provided to us by management of the Company (the “Xplore Management Projections”);

d.	A letter dated July 3, 2018 from the management of the Company which made certain representations as to historical financial statements, the Xplore Management Projections and the underlying assumptions; and

e.	Documents related to the Proposed Transaction, including (i) the Merger Agreement dated July 5, 2018, and (ii) the Tender and Support Agreement, dated July 5, 2018;

2.	Discussed the information referred to above and the background and other elements of the Proposed Transaction with the management of the Company;

3.	Reviewed the historical trading price and trading volume of the Company Common Stock, and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;

4.	Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant, and an analysis of selected transactions that Duff & Phelps deemed relevant; and

5.	Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

Assumptions, Qualifications and Limiting Conditions

In performing its analyses and rendering this Opinion with respect to the Proposed Transaction, Duff & Phelps, with the Company’s consent:

1.	Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company management, and did not independently verify such information;

2.	Relied upon the fact that the Board of Directors and the Company have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken;

3.	Assumed that any estimates, evaluations, and forecasts, and Xplore Management Projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of management of the Company, and Duff & Phelps expresses no opinion with respect to such Xplore Management Projections or the underlying assumptions;

Xplore Technologies Corp.

July 5, 2018

4.	Assumed that information supplied and representations made by Company management are accurate regarding the Company and the Proposed Transaction;

5.	Assumed that the representations and warranties made in the Merger Agreement are accurate;

6.	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

7.	Assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of the Company since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;

8.	Assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the Merger Agreement without any amendments thereto or any waivers of any terms or conditions thereof; and

9.	Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any adverse effect on the Company or the contemplated benefits expected to be derived in the Proposed Transaction.

To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps’ analyses and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

Duff & Phelps has prepared this Opinion effective as of the date hereof. This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof.

Duff & Phelps did not evaluate the Company’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Proposed Transaction, the assets, businesses or operations of the Company, or any alternatives to the Proposed Transaction, (ii) negotiate the terms of the Proposed Transaction, and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from the Company’s perspective, that could, under the circumstances, be negotiated among the parties to the Merger Agreement and the Transaction, or (iii) advise the Board of Directors or any other party with respect to alternatives to the Proposed Transaction.

Duff & Phelps is not expressing any opinion as to the market price or value of the Company Common Stock (or anything else) after the announcement or the consummation of the Proposed Transaction. This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal, tax or accounting matter.

In rendering this Opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation to any of the Company’s officers, directors, or employees, or any class of such persons, relative to the consideration to be received by the holders of the Company Common Stock in the Proposed Transaction, or with respect to the fairness of any such compensation.

Xplore Technologies Corp.

July 5, 2018

This Opinion is furnished solely for the use and benefit of the Board of Directors in connection with its consideration of the Proposed Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’ express consent. This Opinion (i) does not address the merits of the underlying business decision to enter into the Proposed Transaction versus any alternative strategy or transaction; (ii) does not address any transaction related to the Proposed Transaction; (iii) is not a recommendation as to how the Board of Directors or any stockholder should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction, and (iv) does not indicate that the consideration to be received is the best possibly attainable under any circumstances; instead, it merely states whether the consideration to be received in the Proposed Transaction is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analyses on which this Opinion is based. This letter should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

This Opinion is solely that of Duff & Phelps, and Duff & Phelps’ liability in connection with this letter shall be limited in accordance with the terms set forth in the engagement letter between Duff & Phelps and the Company dated June 14, 2018 (the “Engagement Letter”). This letter is confidential, and its use and disclosure is strictly limited in accordance with the terms set forth in the Engagement Letter.

Disclosure of Prior Relationships

Duff & Phelps has acted as financial advisor to the Board of Directors and will receive a fee for its services. No portion of Duff & Phelps’ fee is contingent upon either the conclusion expressed in this Opinion or whether or not the Proposed Transaction is successfully consummated. Pursuant to the terms of the Engagement Letter, a portion of Duff & Phelps’ fee is payable upon request by the Board of Directors for Duff & Phelps to deliver the Opinion and Duff & Phelps informing the Board of Directors that it is prepared to deliver its Opinion. Other than this engagement, during the two years preceding the date of this Opinion, Duff & Phelps has not had any material relationship with any party to the Proposed Transaction for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

Conclusion

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that as of the date hereof the consideration to be received by the holders of Company Common Stock in the Proposed Transaction is fair from a financial point of view to the Stockholders.

This Opinion has been approved by the Opinion Review Committee of Duff & Phelps.

Respectfully submitted,

/s/ Duff & Phelps, LLC
Duff & Phelps, LLC

ANNEX B

GENERAL CORPORATION LAW OF DELAWARE

SECTION 262—APPRAISAL RIGHTS

(effective for merger agreements entered into after August 1, 2016)

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.